EXHIBIT C-2

Economic and Fiscal Update

2021

©Her Majesty the Queen in Right of Canada (2021)

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Foreword

Twenty-one months ago, a global pandemic reached our shores. Few of us had any idea how long it would last or the toll it would take. Even the most prescient among us could not have imagined the scale of the task that was before us.

Yet our government did understand, from the outset, that to save lives our economy would have to be locked down. So we put in place unprecedented measures to meet this unprecedented challenge.

We supported municipalities, and we supported provinces; we supported our healthcare system, and we supported schools; we provided free vaccines and PPE and rapid tests and therapeutic medicines.

The focus of our support was also people and jobs. We helped millions of Canadians with income supports like the Canada Emergency Response Benefit and the Canada Recovery Benefit. We delivered direct payments to seniors and families. And we kept businesses going, particularly small businesses, and helped workers stay connected to their jobs with the wage and rent subsidies.

We provided this support because it was the right thing to do. We also did it because we knew it was an investment in our economy that would pay off. Our goal was to prevent economic scarring. We wanted to emerge from this with our economic muscle intact, ready, as a country, to come roaring back. Keeping the Canadian economy on life support as we went into COVID-19 hibernation was expensive. But we knew that keeping Canadian families and businesses solvent would help our economy spring back.

As Omicron has reminded us, COVID-19 threatens us still. As 2021 draws to a close, finishing the fight against COVID-19 remains our most important national project.

This Economic and Fiscal Update provides Canadians with a transparent report of our nation’s finances. And because our best economic policy is strong public health policy, it also includes targeted investments that will ensure we have the weapons needed to finish the fight against COVID-19.

First, we are protecting children by making sure that Canada has the pediatric vaccines needed for children five and over to get their shots. We are also ensuring that booster shots are free for all Canadians, just as first and second doses have been. And we’re investing in new anti-viral drugs for COVID-19 patients that prevent hospitalizations and can save lives.

To prevent outbreaks at schools and workplaces we are investing in ventilation improvements. We are also delivering rapid tests to provinces and territories and Indigenous communities, free of charge. And we are providing support to provinces and territories for proof of vaccination credentials so that we can all travel freely with the confidence of knowing others around us have been responsible and had their vaccine.

We also know that a critical part of finishing the fight against COVID-19 is making sure that we have the economic supports in place that allow workers, businesses, and public health officials to do the right thing. Programs like Local Lockdown Support and the Canada Worker Lockdown Benefit will ensure that, in the event of a new lockdown, Canadians and Canadian businesses will have support. And we are moving forward on ten days of paid sick leave for workers in federally-regulated businesses.

The pandemic triggered the steepest economic contraction since the Great Depression. At its worst, it cost 3 million Canadians their jobs as our GDP shrank by 17 per cent.

This was a once-in-a-generation trauma. When it first hit, many predicted it would take years to rebuild. That is why we are so pleased to report that Canada has largely recovered from the economic damage inflicted by COVID-19 and is poised for robust growth in the months to come.

We have now surpassed our target of creating a million jobs. In fact, we have recovered 106 per cent of the jobs lost at the peak of the pandemic, significantly outpacing the US where just 83 per cent of lost jobs have been recovered so far.

Foreword    i

From the start, we understood that having a job is essential to Canadians’ economic wellbeing. That is why our investments have been so singularly focused on employment, and why Canada has experienced the second fastest jobs recovery in the G7.

Our GDP returned to near pre-pandemic levels in the third quarter of this year. Our GDP growth of 5.4 per cent, in the third quarter, outpaced the U.S., the U.K., Japan, and Australia. OECD projections suggest that, by 2023, Canada’s recovery will be the second fastest in the G7. This update shows the size of the Canadian economy this year will be $2.48 trillion, almost exactly what we predicted it would be in the 2018 budget when we had no idea we would soon be grappling with a global pandemic.

Canadian exports rose in October and our balance of trade for goods had a surplus of $25.1 billion.

Fewer businesses went bankrupt last year than in 2019, before the pandemic. In fact, there are now an additional 6,000 active businesses in Canada compared to before the pandemic.

Household employment income is now 7 per cent above its pre-crisis level. And Canadians have used this time when we all hunkered down to pay down their personal debt.

Our recovery from the COVID-19 recession has significantly surpassed Canada’s recovery from the 2008 recession. We have already more than recovered lost jobs, a healing which took eight months longer after the much milder 2008 recession. And we are on track to recover lost GDP five months more quickly than after the 2008 contraction.

Provincial government balance sheets were sheltered from the pandemic thanks to strong support from the federal government. Provincial and territorial government revenues actually increased in 2020-21. Why? Because of substantial federal support, both through direct transfers and through Canada’s COVID-19 economic response, which helped put a floor under provincial-territorial government revenues thereby limiting their deficits and debt. $8 out of every $10 provided to fight COVID-19 and support Canadians through the pandemic came from the federal government.

By delivering significant fiscal policy support to the economy and avoiding the harmful austerity policies that followed 2008, the government has helped support a rapid and resilient recovery so far. But we know there is more to do, and the future remains uncertain.

As we look ahead, we are mindful of elevated inflation. We know inflation is a global phenomenon driven by the unprecedented challenge of re-opening the world’s economy.

Turning on the global economy is a good deal more complicated than turning it off. We, like other countries, are experiencing the consequences of a time unlike any other. During lockdowns, Canadians’ incomes remained strong, on average, but opportunities to spend on services were severely restricted. The result was that Canadians spent more on durable goods. Without meals in restaurants, personal care, or vacations, Canadians spent their disposable income on renovations, new furniture, appliances, and even cars. It will take some time for supply chains to catch up and for our economy to rebalance itself.

We are very aware of the worries Canadians are having about paying their bills. That is why we made sure to index to inflation the Canada Child Benefit, just as Old Age Security, the Guaranteed Income Supplement, the Goods and Services Tax Credit, and other benefits for the most vulnerable are indexed. We are also delivering thousands of dollars of savings to families with young children as we work to finalize agreements for a Canada-wide early learning and child care system.

To ensure that the current rate of inflation does not become entrenched, we renewed the Bank of Canada’s two-percent inflation target.

We know housing prices are a real concern, especially for those in the middle class looking to buy their first home. Addressing housing affordability remains a priority for our government. Our work is ongoing. We will take further action in the upcoming budget.

Climate change is also causing increased volatility in the economy. Recent and tragic floods in British Columbia devastated homes, farms, and critical infrastructure, and further snarled supply chains. Severe droughts, including across our Prairies, have contributed to increases in food prices.

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The green transition of the global economy is underway. It is one of the great economic opportunities, and one of the great challenges, that lies before us. Our government is determined that Canada and Canadians emerge from this great transformation even more prosperous than we are today. We will ensure that there are good sustainable jobs for Canadians in every corner of the country, for decades to come.

Above all, we know that our national focus, as we emerge from COVID-19, must be jobs and growth. Measures to promote them will figure prominently in the budget.

Our government understood, from the start of this pandemic, that the best way to maintain strong public finances was by keeping our economy strong. That’s what our emergency spending was able to do. This fall, Moody’s and S&P reaffirmed Canada’s triple-A credit rating. Our government will continue to be a careful and prudent fiscal manager.

We came into this crisis with the lowest net debt-to-GDP ratio in the G7 and, in fact, we have increased our relative advantage throughout the pandemic. We remain committed to the fiscal anchors that we outlined in this spring’s budget — to reduce the federal debt-to-GDP ratio over the medium-term and to unwind COVID-19-related deficits.

It has been a hard 21 months. But we are succeeding because we did what Canadians do in a crisis — we helped each other, we worked together and we did what needed to be done, whether it was as big as the wage subsidy program, or as small as wearing a mask at the grocery store.

With winter upon us, we know that there may still be some tempests ahead. But we are resilient. Our plan is working. And, as we finish the fight against COVID-19, we will turn our resolve towards fighting climate change, advancing reconciliation with Indigenous peoples, and building an economy that is stronger, fairer, more competitive, and more prosperous.

The Honourable Chrystia Freeland, P.C., M.P.

Deputy Prime Minister and Minister of Finance

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Table of Contents

Foreword	i

Chapter 1 - Protecting Our Recovery by Finishing the Fight Against COVID-19	1

1.1 A World-leading Vaccine Campaign	1

1.2 Continuing to Keep Canadians Safe from COVID-19	2

Protecting Lives and Protecting Our Economy	2

Vaccines for Children	2

Free Booster Shots	3

Vaccine Mandates	3

Support for Proof of Vaccination	4

Rapid Tests	4

Additional COVID-19 Therapeutics Procurement	4

Clean and Healthy Indoor Air	5

Small Businesses Air Quality Improvement Tax Credit	5

Improving Ventilation in Schools and Community Buildings	5

Healthy and Accessible Communities	6

Ending Harassment of Health Care Workers and Patients	6

Paid Sick Leave for Workers	6

International COVID-19 Response	7

1.3 Supporting Canadians and Canadian Businesses Through the Recovery	8

Support for Workers	9

Extending the Canada Recovery Caregiving Benefit and the Canada Recovery Sickness Benefit	9

The Canada Worker Lockdown Benefit	10

Help for Guaranteed Income Supplement
Recipients and Students Affected by CERB Payments	10

Enhancing the Home Office Expense Deduction	11

Support for Workers in the Live Performance Sector	11

Enhanced Support for Teachers	11

Support for Businesses	12

Extending Credit Support for Businesses	12

Extending the Canada Recovery Hiring Program	12

Targeting Supports for Businesses Affected by the Pandemic	13

Relieving Supply Chain Congestion	13

Immigration to Grow Our Economy and Welcome New Canadians	14

Expanding Resettlement Efforts to Bring More Afghans to Safety	14

Support for Small Businesses and Farmers	14

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Chapter 2 - The Road to Recovery	17

2.1 A Strong and Inclusive Economic Recovery	17

Safe and Steady Reopening of the Canadian Economy	18

Canada’s Economic Recovery Is Well On Track	18

Canada Exceeded its Goal of Creating One Million Jobs	20

Conditions Are Improving for Vulnerable Workers	21

Labour Market Recovery is Progressing	23

Ongoing Recovery Accompanied by Strong Demand for Workers	23

Canada is Managing Labour Market Demands Better Than Most	24

2.2 Challenges Ahead: Global Inflation, Supply Chain Disruptions, COVID-19 Variants, and Other Uncertainties	25

Elevated Inflation is a Global Phenomenon	25

Global Supply Chain Issues Contributing to Price Increases	27

Federal Investments to Help Canadians Afford the Cost of Living	28

2.3 The Medium-Term Outlook Remains Encouraging	30

Economists Expect Solid Growth in Economic Activity	30

Growth Projections Broadly in Line with Budget 2021	31

Canada’s Recovery Is Outpacing Rebound from Previous Recessions	32

Tailwinds and Headwinds for Growth	33

Chapter 3 - Fiscal Update: A Responsible Fiscal Plan	35

3.1 Fiscal Outlook	35

Unwinding COVID-related Deficits and Creating Jobs and Growth	35

Preserving Canada’s Low Debt Advantage	38

Federal Initiatives Have Supported the Economy and Provincial and Territorial Finances	40

Annex 1 - Details of Economic and Fiscal Projections	45

Annex 2 - Update on the 2021-22 Debt Management Strategy	75

Annex 3 - Tax Measures – Supplementary Information	79

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Chapter 1

Protecting Our Recovery by Finishing the Fight Against COVID-19

At the outset, the pandemic caused widespread economic shutdowns in Canada and around the world in order to save lives. As public health measures have been put into place and vaccination campaigns rolled out around the country, our economy has begun a strong recovery, with businesses safely reopening and over a million jobs created.

Canada’s best economic policy continues to be finishing the fight against COVID-19. Millions of Canadians have been doing their part by getting vaccinated, following public health guidelines, and delivering essential services. This has helped prevent further lockdowns. But work remains to end the pandemic.

The government continues to carefully monitor variants of concern, including the Omicron variant, and continues to make investments in vaccines, booster shots, therapeutics, and rapid tests. The health and safety of Canadians is the government’s priority. It is essential for a strong economic recovery and underpins the government’s plan to create jobs and growth and support those still affected by the pandemic. Canada currently has the second-lowest pandemic mortality rate in the G7 and one of the strongest jobs recoveries, which means that Canadians’ efforts to put saving lives ahead of all else are working. Ending the pandemic will pave the way towards a full economic recovery.

1.1 A World-leading Vaccine Campaign

Vaccines are our best line of defence against COVID-19 and widespread vaccination has helped our economy reopen and helped many people return to work. Scientists have developed safe vaccines that have proven to be very effective at preventing severe cases of COVID-19, including preventing hospitalization and death. By getting our shots, we are protecting our loved ones, vulnerable people, those who can’t get vaccinated—and preventing further lockdowns.

Canada continues to actively evaluate the Omicron variant—as with previous variants—to understand the potential implications and best ways to protect Canadians.

Canada’s COVID-19 immunization campaign has been highly successful thanks to an effective procurement strategy, and clear and consistent work by public health workers and governments across the country. As of November 27, about 80 per cent of eligible Canadians (5 years of age and up) are now fully vaccinated. As a share of the total population, Canada has the fourth highest vaccination rate in the G20 (after South Korea, Japan and China) and the second highest in the G7 (after Japan) (Chart 1.1). Canada was one of the first countries to prioritize the administration of first doses, recognizing that first doses provided high levels of protection in the short term. Canadians also benefited from extended timelines between first and second doses, which has proven to provide people with even stronger protection against COVID-19. Canada’s successful vaccine campaigns rolled out first doses throughout the spring and second dose administration ramped up throughout the summer.

Protecting Our Recovery by Finishing the Fight Against COVID-19    1

1.2 Continuing to Keep Canadians Safe from COVID-19

Since the beginning of the pandemic, keeping Canadians safe and healthy has been the government’s top priority. Canadians have sacrificed much over the last 21 months to protect themselves and their communities. When the pandemic is overcome, the government will ensure that the lessons learned from the COVID-19 pandemic underpin Canada’s pandemic preparedness in the future to make sure Canada is always ready. But there are things we can do now to keep Canadians safe and support our recovery as we finish the fight.

Protecting Lives and Protecting Our Economy

Vaccines for Children

COVID-19 is a risk at any age. By early November 2021, 20 per cent of daily COVID-19 cases detected in Canada were in those under 12, even though this age group accounts for only 12 per cent of the Canadian population. Although, to date, most children have experienced milder cases, children remain at risk of serious infection.

On November 19, 2021, Health Canada approved the first pediatric COVID-19 vaccine for children aged five to 11, developed and manufactured by Pfizer. Nearly 3 million Pfizer pediatric doses have been delivered to all provinces and territories, which is enough for all eligible children to receive their first dose. Pediatric vaccine campaigns are rolling out across the country. By mid-December, all Canadians over five will be able to register to receive their first dose. On November 16, 2021, Moderna also sought Health Canada approval of its COVID-19 vaccine for children six to 11 years of age. Manufacturers also have vaccines in clinical trials for children of various age ranges, including less than five years of age, and are expected to seek regulatory approval in the coming months.

Ensuring children can get vaccinated will help prevent outbreaks in schools, protecting children, teachers, school staff, and parents.

2    Chapter 1

Free Booster Shots

On December 3, 2021, Canada’s National Advisory Committee on Immunization (NACI) officially recommended that all adults in Canada receive a booster dose of an authorized mRNA COVID-19 vaccine six months or more after their first two doses. NACI recommend that priority be given to: adults over 50; people in long-term care and other senior congregate living settings; those who received only AstraZeneca/COVISHIELD or the Janssen COVID-19 vaccine; First Nations, Inuit, and Métis adults; and frontline health care workers in close physical contact with patients.

The government is ensuring that third doses and booster shots are free for all Canadians, as was the case with first and second doses. Canada’s existing agreements with Pfizer and Moderna are such that there are enough vaccine doses for all eligible Canadians to receive first, second, and third doses.

Canada’s agreements with Pfizer and Moderna also include options to procure vaccine adaptations, such as those to protect against mutations or variants of concern. As part of its successful vaccine procurement strategy, the federal government has made investments to secure millions of booster doses for the years to come.

Vaccine Mandates

Making Travel Safer

Vaccine mandates and proof of vaccination credentials protect our families, our workplaces, and our communities. They give us the confidence to have a meal at a restaurant, attend community events, and even begin to safely travel in accordance with public health guidelines. Vaccine requirements have helped increase vaccination rates across Canada, which is keeping more people safe. Vaccine mandates are helping businesses safely reopen and recover, which helps create jobs, increase workers’ hours and wages, and grow the middle class.

To protect the safety of travellers and workers, the government took action to put in place a requirement that:

•

All travellers now departing from Canadian airports, on VIA Rail and Rocky Mountaineer trains, or on cruise ships (or non-essential passenger vessels on voyages of 24 hours or more) must be fully vaccinated, with very limited exceptions.

•	All employers in the federally regulated air, rail and marine transportation sectors must establish vaccination policies that ensure employees are fully vaccinated against COVID-19.

The government proposes to provide $37.4 million over three years, starting in 2021-22, to Transport Canada to support the implementation and oversight of this vaccine mandate for federally regulated air, rail, and marine employees and passengers.

Vaccination Mandates in Federally Regulated Workplaces

The government has demonstrated leadership for employers by establishing mandatory vaccination for federal public servants, making workplaces safer and protecting all those who use federal offices or services. This fall, public servants in the core public administration, including the Royal Canadian Mounted Police, were required to disclose their vaccination status and, to date, more than 95 per cent of employees have attested to being fully vaccinated and approximately 98 per cent have had one dose. Those who have not confirmed they are fully vaccinated have been placed on administrative leave without pay.

On December 7, 2021, the government announced that it will propose regulations, under the Canada Labour Code, to make vaccination mandatory in federally regulated workplaces, including interprovincial transportation, banks, and postal and courier services, among others. The government will consult with stakeholders, including small businesses, to finalize the new regulations which would come into force early in 2022.

Protecting Our Recovery by Finishing the Fight Against COVID-19    3

Support for Proof of Vaccination

The federal government is committed to a national proof of vaccination standard and is working with every province and territory to develop a standard proof of vaccination. This will help fully vaccinated Canadians to travel within the country and internationally. All provinces and territories have confirmed that they are moving forward with a standardized proof of vaccination certificate.

The government is putting aside the necessary funds for provinces’ and territories’ expenditures related to the implementation of their proof of vaccination programs.

The federal government has also been working with international partners so that the Canadian proof of vaccination standard is recognized widely at foreign borders, allowing fully vaccinated Canadians to travel around the world.

Rapid Tests

Rapid testing allows people to quickly, easily, and regularly monitor for COVID-19. Access to rapid tests is an important tool for breaking paths of transmission—including against emerging variants of concern—and protecting those around us. New screening programs in schools and workplaces are being implemented across the country as Canadians work hard to keep each other safe. As of November 26, 2021, Canada has purchased 94.9 million rapid tests and distributed 85.9 million to provinces, territories, and Indigenous communities free of charge.

 The government proposes to provide $1.7 billion to Health Canada and the Public Health Agency of Canada to continue supporting provinces and territories in securing the rapid testing supplies they need to keep Canadians safe and healthy, including through expanded school and workplace testing programs. This funding would also support the procurement of additional rapid test kits for distribution to Canadians.

Additional COVID-19 Therapeutics Procurement

Although vaccination remains the most effective defence against COVID-19, new treatments, including antiviral drugs, can protect COVID-19 patients from being hospitalized, and can save lives. Recently, Merck and Pfizer submitted results from their clinical trials to Health Canada, seeking approval for use. The Public Health Agency of Canada is also monitoring several other promising therapeutics that could contribute to finishing the fight against COVID-19. On December 3, 2021, the government announced an agreement with Merck to provide 500,000 courses of treatment, with an option for 500,000 more, and an agreement with Pfizer for an initial 1 million courses of its treatment, both pending authorization from Health Canada.

 To support the procurement of COVID-19 therapeutics, and associated logistics and operational costs, the government proposes to provide up to $2 billion over two years, starting in 2021-22, to the Public Health Agency of Canada.

Gender and Diversity Expected Impacts

Federal measures to support proof of vaccination credentials, increase the supply of rapid testing kits, and procure COVID-19 therapeutics are expected to particularly benefit people who are most at risk for contracting and succumbing to the COVID-19 virus. This includes people over the age of 60, people with chronic medical conditions, members of visible minority communities, and low-income Canadians. Increased rapid testing in schools and workplaces also indirectly supports parents and caregivers who would be affected by school closures in the event of further transmission of known or suspected cases. Those working in frontline jobs also stand to benefit from reduced transmission due to increased rapid testing.

Gender Results Framework

Women are overrepresented among the elderly, beneficiaries of this investment. In particular, on July 1, 2021, women comprised 53 per cent of those aged 60 years and over, and 66 per cent of those aged 90 to 95 years. Visible minority women also stand to benefit, as they are more likely to be in essential frontline industries. For example, in 2016, they accounted for 17 per cent of those in health care and social assistance, compared to only 10 per cent of overall employment.

Note on Terminology

In this section, the term “visible minorities” is occasionally used because it is the official demographic category defined by the Employment Equity Act and used by Statistics Canada in their surveys. With the commitment to support a task force on modernizing the Employment Equity Act, the question of appropriate terminology will be taken up by the members.

4    Chapter 1

Clean and Healthy Indoor Air

Whether in a classroom, shopping mall, or a meeting room, the government is committed to helping businesses and organizations improve their ventilation and air quality and keeping Canadians safe. Proper ventilation makes indoor air healthier and safer, helping reduce the risk of COVID-19 transmission.

Small Businesses Air Quality Improvement Tax Credit

Many small businesses are on the front lines of the pandemic—enforcing vaccine mandates, installing protective barriers, and making sure workers and visitors are safe. Many want to make further improvements to their indoor air quality, but investing in equipment to improve ventilation can be costly.

The government proposes a refundable Small Businesses Air Quality Improvement Tax Credit of 25 per cent on eligible air quality improvement expenses incurred by small businesses to make it more affordable for them to invest in safer and healthier ventilation and air filtration. Businesses would receive the credit on eligible expenses incurred between September 1, 2021, and December 31, 2022, related to the purchase or upgrade of mechanical heating, ventilation and air conditioning (HVAC) systems and the purchase of standalone devices designed to filter air using high efficiency particulate air (HEPA) filters, up to a maximum of $10,000 per location and $50,000 in total.

By helping businesses invest in better ventilation today, the government is helping to keep Canadians safe now and in the future.

Improving Ventilation in Schools and Community Buildings

The COVID-19 pandemic has been difficult for families and educators, with school closures followed by varying degrees of reopening. This fall students across the country returned to in-person learning, reuniting with teachers and friends, and allowing parents to return to the workforce more fully. To make sure the air in our schools is as clean as possible and that classrooms are as safe as possible for students, teachers, and staff, improvements to ventilation are warranted.

 The government proposes to provide up to an additional $100 million to provinces and territories through the existing Safe Return to Class Fund, as well as $10 million to First Nations for on-reserve schools. This funding continues the support provided through the original $2 billion Safe Return to Class Fund by specifically targeting ventilation-related improvement projects.

Gender and Diversity Expected Impacts
Improving ventilation is expected to particularly benefit those most vulnerable to negative air quality, including seniors, children, pregnant women, and people with chronic diseases. These measures will also indirectly benefit the construction and heating, ventilation and air conditioning industries, which tend to have workforces that predominantly employ men.

Canadians of all ages—children, seniors, young parents, amateur athletes, and more—are gradually returning to community spaces such as arenas, swimming pools, libraries, and community centres but these buildings also require ventilation improvements.

Building on the $150 million to improve ventilation in public and community buildings announced in the 2020 Fall Economic Statement, the government is providing an additional $70 million over three years, starting in 2022-23, to Infrastructure Canada to support ventilation projects in public and community buildings like hospitals, libraries, and community centres. Funding will be delivered through the COVID-19 Resilience Stream of the Investing in Canada Infrastructure Program.

Protecting Our Recovery by Finishing the Fight Against COVID-19    5

Healthy and Accessible Communities

Throughout the pandemic, Canadians have found new ways to be social and connect to the outdoor spaces in their communities. Canadians should be able to access well-managed public spaces and services.

 To support communities in adapting public spaces to allow for social distancing and outdoor gatherings as appropriate, the government is providing an additional $30 million over three years, starting in 2022-23, to Infrastructure Canada for the Canada Healthy Communities Initiative.

Gender and Diversity Expected Impacts
Projects under the Canada Healthy Communities Initiative are expected to have a particular impact on low-income people or those living in poverty, persons with disabilities, seniors, youth, and Indigenous peoples. This measure will also indirectly benefit the construction industry, which tends to predominantly employ men.

Ending Harassment of Health Care Workers and Patients

Across the country, health care workers have dedicated themselves to caring for others—saving lives and putting their own at risk. But there has been a deeply troubling rise in harassment and intimidation of health care workers—including death threats. Furthermore, those who are sick or in need of care should never fear for their safety when going to hospitals or clinics.

The government is moving forward on legislation to amend the Criminal Code to enhance protections for health care workers and ensure every Canadian has safe and unobstructed access to health services. Bill C-3, introduced on November 26, 2021, would create new offences: one that prohibits anyone from using fear to stop a health care worker or those who assist them from performing their duties or who prevent a person from obtaining health services; the other would prohibit obstructing any person from accessing health facilities. These offences would be punishable by maximum penalties of up to 10 years in prison.

Paid Sick Leave for Workers

The pandemic has exposed how many Canadians do not have access to paid sick leave. Without paid leave, workers are forced to choose between going into work sick and putting others at potential risk, or not being able to pay their bills. By helping workers stay home when sick or contagious, paid sick leave prevents outbreaks, which, in turn, prevents shutdowns, protecting jobs and operations at workplaces.

In federally regulated industries, 63 per cent of workers have fewer than 10 days of paid sick leave. The number is even higher in smaller businesses. In total, over half of Canadians do not have paid sick leave.

On November 26, 2021, the government introduced Bill C-3 to amend the Canada Labour Code to provide 10 days of paid sick leave per year to workers in the federally regulated private sector, covering almost one million workers. The government will consult with federally regulated employers and workers on implementation of this legislation.

The government will also convene provinces, territories, and other interested stakeholders to develop a national action plan to legislate paid sick leave across the country, while respecting provincial-territorial jurisdiction and clearly recognizing the unique needs of small business owners.

Gender and Diversity Expected Impacts

Men make up 61 per cent of federally regulated workers and an even larger share of employees in small companies, less likely to offer sick leave. The measure will have the greatest impact on the 44 per cent of workers who currently have no access to paid sick leave. Many of these workers may be unable to work from home or rely on an hourly wage and are therefore more vulnerable to attending work while unwell. In addition, access to paid sick leave will benefit persons with certain types of disabilities that require them to take time off for medical reasons. There are 31,300 employees with disabilities in the federally regulated private sector.

National progress on sick leave, with provinces and territories, would also benefit racialized and low-income women and youth, who are overrepresented in low-wage positions without paid sick leave.
Gender Results Framework
Overall, 60 per cent of firms with fewer than 100 employees offer no sick leave, and 80 per cent of employees at these firms are men.

6    Chapter 1

International COVID-19 Response

The spread of variants of concern is yet further evidence that the pandemic will not be over until every corner of the globe is safe from COVID-19. Canada recognizes that it must play a leading role in international initiatives to distribute vaccines and therapeutics. The government recognizes that ending the pandemic is the best economic policy.

Canada has mobilized over $2.5 billion in international assistance in response to COVID-19, including over $1.3 billion for the Access to COVID-19 Tools (ACT) Accelerator to provide global access to COVID-19 vaccines, tests, and treatments. Canada is one of only six countries to have met or exceeded the independently-determined contribution requested by the ACT-Accelerator for 2021. The government continues to support the work of the ACT-Accelerator and its vaccine pillar, the COVID-19 Vaccines Global Access (COVAX) Facility.

On October 30, 2021, Canada announced it will donate, via procurement or financial support, the equivalent of at least 200 million doses to the COVAX Facility by the end of 2022, which means that more than five doses per Canadian will be donated to the world, making Canada one of the most generous donors. COVAX determines which countries receive allocations, using a transparent and equitable allocation framework, and Canada is a responsible international partner. So far, the majority of doses donated by Canada through COVAX have been delivered to countries in Africa, Latin America, and the Caribbean. Canada’s international vaccine donations can be tracked online: Canada.ca/international-vaccine-donations.

Protecting Our Recovery by Finishing the Fight Against COVID-19    7

1.3 Supporting Canadians and Canadian Businesses Through the Recovery

When the pandemic first hit, the federal government deployed an unprecedented economic response to protect Canadians and Canadian businesses from the worst economic shock since the Great Depression. The government did this to make sure it had Canadians’ backs and to prevent further economic scarring so Canadians could come back stronger. Income and business supports like the Canada Emergency Response Benefit and the Canada Emergency Wage Subsidy were a lifeline for Canadians and Canadian businesses. These emergency measures were appropriate to the scale and scope of the emergency Canada faced at the time and protected millions of jobs, helped millions of Canadians put food on the table, and helped hundreds of thousands of businesses keep the lights on, as we coped with the worst public health crisis of our lifetime.

The government has now surpassed its target of creating one million jobs, well ahead of initial expectations (Chart 1.2). In fact, Canada has recovered 106 per cent of jobs lost at the outset of the pandemic, compared to 83 per cent in the United States. Children are back in school and child care, with protocols in place to keep everyone safe, and parents are able to fully return to their jobs. Vaccination rates are high and businesses have been safely reopening.

On October 21, 2021, the federal government announced that it is pivoting from the broad-based support that was appropriate at the height of lockdowns to more targeted measures that would deliver help where it is needed. This pivot will also ensure that support is swiftly delivered in the case of future outbreaks.

In order to have a complete economic recovery, there is still work ahead to create jobs and growth and these adjusted measures are intended to do just that, while prudently managing government spending.

8    Chapter 1

Support for Workers

Extending the Canada Recovery Caregiving Benefit and the Canada Recovery Sickness Benefit

Over the last year, the Canada Recovery Caregiving Benefit and the Canada Recovery Sickness Benefit provided income support to over one million Canadians who found themselves unable to work because they either had to care for a family member, were sick or needed to self-isolate due to COVID-19. Today, while significant progress has been made, workers still risk sickness and employment absences from contracting COVID-19, and outbreaks could mean school or child care closures and the need for parents to stay home with their children.

The government has introduced legislation to extend the caregiving and sickness benefit until May 7, 2022, and increase the maximum duration of benefits by two weeks. This would extend the caregiving benefit from 42 weeks to 44 weeks and the sickness benefit from four weeks to six weeks. It is estimated that the proposed extension of the Canada Recovery Caregiving Benefit and the Canada Recovery Sickness Benefit will cost $2.1 billion over 2021-22 and the first months of 2022-23.

Tabled legislation also provides authority for additional extensions of the Canada Recovery Caregiving Benefit and the Canada Recovery Sickness Benefit until July 2, 2022, should public health considerations warrant it.

Gender and Diversity Expected Impacts
To date, applicants to the caregiving benefit have been mostly women, 63 per cent compared to 37 per cent men, whereas applicants for the sickness benefit have been more evenly split, 52 per cent men compared to 48 per cent women. Applicants of both benefits have been mostly low-income earners. Additionally, the majority of caregiving applicants, 69 per cent, were between the ages of 25 and 44 years old whereas applicants of the sickness benefit were more evenly distributed among workers.
Gender Results Framework

In 2015, 3.3 per cent of women provided care to an adult on a given day, compared to 1.2 per cent of men, and more women participated in caring for children than men did (37.4 per cent versus 25.3 per cent). The ongoing impacts of COVID-19 disproportionately impact mothers who care for children who miss school. For example, between March 2020 and November 2021, women accounted for almost two-thirds of those who were absent from work due to the care of a child.

Protecting Our Recovery by Finishing the Fight Against COVID-19    9

The Canada Worker Lockdown Benefit

The pandemic is not yet over and the government recognizes that restrictions may still be required over the coming months to limit spread of the virus. It is important that affected workers continue to get the income support they need should additional restrictions be required.

On October 21, 2021, the government announced its intention to create a new Canada Worker Lockdown Benefit, tabling the necessary legislation in Bill C-2 as soon as possible once Parliament was in session, on November 24, 2021. This proposed benefit will provide income support at a rate of $300 per week to workers whose employment is interrupted as a result of a specific government-imposed public health lockdown and who are unable to work due to such restrictions. The benefit would be available until May 7, 2022, with retroactive application to October 24, 2021, should the situation warrant it.

If needed, tabled legislation also provides authority for the government to extend the Canada Worker Lockdown Benefit until July 2, 2022.

Gender and Diversity Expected Impacts
Workers from industries that are most affected by COVID-related restrictions— including accommodation, food services, retail, and recreation—could benefit the most from the Canada Worker Lockdown Benefit. Those industries tend to employ more low- income earners compared to other industries. This measure is also expected to benefit racialized Canadians, women, and youth, who are overrepresented in lower-paying jobs and more vulnerable to work stoppages. This benefit is expected to benefit workers in regions that experience possible worsening COVID-19 health situations.
Gender Results Framework
Women represented just under half of total employment at 47 per cent in 2019, yet represented 51 per cent of those employed in arts, entertainment and recreation, 56 per cent of those employed in accommodation and food services, and 52 per cent of those in retail trade. In 2016, visible minority women were especially overrepresented in accommodation and food services, accounting for 16 per cent of employment, compared to only 10 per cent of total employment.

Help for Guaranteed Income Supplement

Recipients and Students Affected by CERB Payments

The government’s unprecedented income support for Canadians throughout the pandemic was a lifeline for many as employment income was suddenly and drastically cut for many workers, especially low-income and vulnerable workers. The government is aware, however, that some financially vulnerable Canadians are facing hardship from how this emergency support is now calculated towards their much-relied-upon income benefits. Many low-income seniors who receive Guaranteed Income Supplement (GIS) or Allowance benefits have seen a decline in their benefit amount, with some facing a total loss of this support for 2021-22. Additionally, some students applied for and received the Canada Emergency Response Benefit (CERB) despite not being eligible and could find themselves facing potentially significant repayments.

Gender and Diversity Expected Impacts
Approximately 183,000 recipients of the one-time payment would be GIS Rrecipients age 65 and older, with approximately 21,000 Allowance recipients age 60-64. About 54 per cent (110,000) of the recipients would be men, and about 46 per cent (94,000) women. The distributional impact would be strongly progressive, given the targeting of GIS and Allowance benefits to lower-income individuals.

The government proposes to provide up to $742.4 million for one-time payments to alleviate the financial hardship of GIS and Allowance recipients who received CERB or the Canada Recovery Benefit (CRB) in 2020. The government will continue to investigate ways to limit potential benefit reductions for vulnerable seniors who received emergency and recovery benefits.

10    Chapter 1

The government proposes to provide debt relief to students who received, but were ineligible for, the CERB but were eligible for the Canada Emergency Student Benefit (CESB) by allowing their CERB-related debt to be offset by the amount they would have received from CESB during the same benefit period. The fiscal impact of this measure is estimated at $67.9 million.

Enhancing the Home Office Expense Deduction

Millions of Canadians were required to work from home during the pandemic. To help support this transition to working from home, in 2020 the government permitted workers to use a temporary flat rate method to calculate their deduction for home office expenses. As workplaces around the country continue to grapple with the return to the office, many Canadians continue to work from home for all or part of their jobs.

To continue to support Canadians working from home due to the pandemic, the government will extend the simplified rules for deducting home office expenses and increase the temporary flat rate to $500 annually. These rules will apply to the 2021 and 2022 tax years.

Support for Workers in the Live Performance Sector

Restrictions on gatherings and the closure of venues has meant that tens of thousands of workers in the live performance sector continue to face significantly reduced incomes. Despite the gradual easing of public health restrictions across the country, many of these workers continue to face financial hardship. The lag in the sector’s recovery is also due to sector-specific factors like the time it takes to finance, develop, and rehearse the performances these workers rely on for income. The government is committed to ensuring Canada’s recovery includes a vibrant live performance sector.

To support workers in Canada’s live performance industry, the government proposes $60 million in 2022-23 to establish the new Canada Performing Arts Workers Resilience Fund. This temporary program will aim to fund new or enhanced sector-led and -delivered initiatives that improve the economic, career, and personal circumstances of individual Canadian workers in the live performance sector. The government will provide Canadian Heritage with $2.3 million to administer the fund.

Enhanced Support for Teachers

Whether teaching from home or in the classroom, teachers have shown—throughout the pandemic, and always—that they are willing to go above and beyond to make sure that their students receive the best education. These efforts often include purchasing school supplies with money out of their own pockets.

  To support teachers and early childhood educators in Canada, the government proposes to expand and enrich the Eligible Educator School Supply Tax Credit to allow them to claim a refundable tax credit worth 25 per cent (up from 15 per cent) of up to $1,000, and to ensure that purchased supplies may be eligible no matter where they are used.

  The government also proposes to expand the list of eligible teaching supplies to include electronic devices such as graphing calculators, digital timers, and tools for remote learning. These enhancements would take effect starting with the 2021 tax year.

Gender and Diversity Expected Impacts
The enhanced support for teachers will benefit teachers and early childhood educators in primary schools, secondary schools, and regulated child care facilities, as well as students in their classrooms who may benefit indirectly from an enriched learning environment. In 2018, 82 per cent of educators who claimed the tax credit were women and had above-average incomes. Compared to the general adult population, educators claiming the credit are more likely to have at least some post- secondary education.
Gender Results Framework
Women are heavily employed in primary and secondary schools, accounting for 75 per cent of elementary and secondary school teachers during the 2019-2020 school year.

Protecting Our Recovery by Finishing the Fight Against COVID-19    11

Support for Businesses

Extending Credit Support for Businesses

The Highly Affected Sectors Credit Availability Program has been providing government-guaranteed, low-interest loans of up to $1 million to organizations that have seen significant revenue losses as a result of the pandemic. Access to affordable liquidity support fills a gap in the credit market for hard-hit businesses and allows them to maintain operations and invest in their recovery. As of October 31, 2021, more than 11,500 loans representing almost $2.7 billion have been provided through this program.

The government is extending the Highly Affected Sectors Credit Availability Program to March 31, 2022. This program was set to expire on December 31, 2021.

The Business Development Bank of Canada will continue to work with lenders to support access to capital for Canadian businesses of all sizes in all sectors and regions.

Extending the Canada Recovery Hiring Program

Workers are the backbone of our economy and of every business’ success. In order for our economy to recover and grow, we need to make sure to support the creation of good jobs in sectors across the economy. In Budget 2021, the federal government created the Canada Recovery Hiring Program to do just that. By extending the Canada Recovery Hiring Program, the government can encourage employers to hire back workers and increase workers’ hours and wages.

On October 21, 2021, the government proposed extending the Canada Recovery Hiring Program until May 7, 2022, for eligible employers with current revenue losses above 10 per cent, and to increase the subsidy rate to 50 per cent. On November 24, 2021, the government introduced the necessary legislation for this extension at the first opportunity after parliament resumed.

12    Chapter 1

Targeting Supports for Businesses Affected by the Pandemic

The government recognizes that while the recovery is underway, it is still uneven. Some businesses are deeply affected and have faced deep and enduring losses. In order to support these businesses and make sure they can recover and grow, the government has introduced legislation to adapt pandemic support programs and target them to organizations that have been deeply affected by the pandemic.

Support for Tourism and Hospitality Businesses

•   The Tourism and Hospitality Recovery Program would provide support through wage and rent subsidies to organizations in the tourism and hospitality sectors such as hotels, tour operators, travel agencies, restaurants and organizations that plan and host festivals or live performances, with a subsidy rate of up to 75 per cent.

Support for Hard-hit Businesses in All Sectors

•   The Hardest-Hit Business Recovery Program would provide support through wage and rent subsidies to organizations that have faced deep losses, with a subsidy rate of up to 50 per cent.

Support for Businesses Facing Pandemic Lockdowns

•   The Local Lockdown Program would provide organizations that face new local COVID-19-related lockdowns with up to the maximum amount available through the wage and rent subsidy programs.

These programs would be available until May 7, 2022, with the proposed subsidy rates available until March 12, 2022. From March 13 to May 7, 2022, the support would decrease by half, in anticipation that the virus will be even more fully under control and our recovery will be firmly taking hold in all areas of the economy.

Lockdown Support would continue to provide additional rent support of 25 per cent and be pro-rated based on the number of days a particular location was affected by a lockdown until May 7, 2022.

Gender and Diversity Expected Impacts

Targeted support measures for deeply affected businesses are expected to directly benefit employers and employees in the hardest-hit sectors, including hospitality and tourism, and those who may be subject to future local lockdowns. Women hold half of the jobs in the tourism sector while young people hold a third of jobs. Indigenous peoples are also slightly more likely to work in the tourism industry. According to data from the Canada Emergency Wage Subsidy, the hard-hit industries with the largest number of employees covered are accommodation and food services and manufacturing. The hardest-hit employers receiving the largest share of support from the Canada Emergency Rent Subsidy and Lockdown Support are in accommodation and food services and retail trade. Women and youth are overrepresented in accommodation and food services, while men are overrepresented in manufacturing. Employees in all three hard-hit industries receive lower than average hourly wages, with employees in accommodation and food services receiving the lowest hourly wage across all industries.

Gender Results Framework
In 2019, about 14 per cent of those employed were between the ages of 15 and 24 years, but this age group was heavily overrepresented in some of the hardest-hit industries, including accommodation and food services (42 per cent), arts, entertainment and recreation (32 per cent), and retail trade (30 per cent).

Relieving Supply Chain Congestion

Supply chain disruptions around the world and shipping bottlenecks have made it harder for Canadians and businesses to get the products and supplies they need, and in many cases are contributing to rising prices. The recent devastating flooding in British Columbia has only exacerbated these pressures.

To help strengthen supply chains and address bottlenecks, in 2021-22, the government will launch a new, targeted call for proposals under the National Trade Corridors Fund to assist Canadian ports with the acquisition of cargo storage capacity and other measures to relieve supply chain congestion. The fund will dedicate up to $50 million to support eligible priority projects. Further details on the targeted call for proposals will be announced in the coming weeks.

Protecting Our Recovery by Finishing the Fight Against COVID-19    13

This builds on the up to $4.1 million already announced by the federal government for the Vancouver Fraser Port Authority under the National Trade Corridors Fund to provide relief in the aftermath of the floods in British Columbia.

Immigration to Grow Our Economy and Welcome New Canadians

Immigration is critical for Canada’s economic growth, especially when it comes to attracting top global talent, meeting the needs of employers, and addressing labour shortages. Immigrants and temporary foreign workers help Canada meet long- and short-term labour market needs, respectively, and international students and visitors are vital to the institutions and businesses they support. They are not only essential to Canada’s economy, but also bring fresh perspectives and connect Canada to the world. The Government of Canada also prioritizes the reunification of families, a fundamental Canadian value that also builds stronger communities. However, the pandemic has caused significant processing delays and backlogs.

The government proposes to provide $85 million in 2022-23 so that it can process more permanent resident and temporary resident applications and reduce processing times in key areas affected by the pandemic. This will help to ensure Canada’s immigration system is well-positioned to help meet Canada’s economic and labour force goals. It will also speed up the process to citizenship for the many permanent residents already contributing to building a stronger Canada.

Expanding Resettlement Efforts to Bring More Afghans to Safety

Canadians are deeply concerned by the deteriorating situation in Afghanistan and the risks it poses for many vulnerable Afghans. Canada’s immigration programs have already brought many Afghans to Canada—and with our partners, the government continues to work around the clock to bring as many people as possible to safety.

The Government of Canada remains firm in its commitment to continue welcoming refugees and vulnerable Afghans to Canada. That is why we increased the number of eligible refugees from 20,000 to 40,000. Many of these individuals will be women, children, religious and ethnic minorities fleeing the Taliban, or people who supported Canada and our allies over the past two decades.

The government proposes to provide $1.3 billion over 6 years, starting in 2021-22, and $66.6 million in future years, to support this increased level of ambition and continue to facilitate the safe passage and resettlement of vulnerable Afghans to Canada. This funding would allow for the resettlement of a total of 40,000 Afghans, and their families, to come to Canada under special immigration, humanitarian and family reunification programs.

Support for Small Businesses and Farmers

A price on pollution is widely recognized as the most efficient and low-cost means of reducing emissions, while also encouraging innovations that help Canada compete in the global green transition. The federal system applies in jurisdictions that do not have their own pollution pricing system. Proceeds are returned directly to the people, communities, small businesses, farmers, and more, in the jurisdiction where they are collected. Most households receive more money back than they pay as a result of the federal carbon pollution pricing system.

In Budget 2021, the government announced its intention to return a portion of the proceeds from the price on pollution directly to farmers in backstop jurisdictions, beginning in 2021-22. It is estimated farmers would receive $100 million in the first year. (See Annex 1 and Annex 3 for further details.)

To help small businesses afford the costs of fighting climate change, the government intends to return a portion of the proceeds from the price on pollution to small and medium-sized enterprises through new federal programming in backstop jurisdictions (currently Alberta, Saskatchewan, Manitoba, and Ontario), beginning in 2022-23. It is estimated that, in 2022-23, this programming would return at least $200 million of proceeds to eligible businesses. Further details will be announced in early 2022 by the federal government.

14    Chapter 1

Chapter 1

Protecting Our Recovery by Finishing the Fight Against COVID-19

millions of dollars

	2021- 2022	2022- 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027	Total

Continuing to Keep Canadians Safe from COVID-19	3,046	4,327	2,857	498	489	489	11,705

Spending on Vaccine Procurement and Pandemic	80	2,983	2,771	509	507	507	7,357

Preparedness Since Budget 2021

Less: Funds Previously Provisioned in the Fiscal Framework	0	-1	-1	-1	-1	-1	-7

Less: Funds Sourced From Existing Departmental Resources	0	-16	-16	-16	-16	-16	-82
Vaccine Mandates — Making Travel Safer	5	23	9	0	0	0	37

Vaccine Mandates — Core Public Administration and the Royal Canadian Mounted Police	92	120	0	0	0	0	212

Less: Funds Sourced From Existing Departmental Resources	-6	-7	0	0	0	0	-13

Support for Proof of Vaccination	300	0	0	0	0	0	300

Rapid Tests	1,718	0	0	0	0	0	1,718

Less: Funds Previously Provisioned in the Fiscal Framework	-268	0	0	0	0	0	-268
Additional COVID-19 Therapeutics Procurement	1,000	1,000	0	0	0	0	2,000
Small Businesses Air Quality Improvement Tax Credit	15	190	36	0	0	0	241
Improving Ventilation in Schools and Community Buildings — Safe Return to Class Fund	110	0	0	0	0	0	110
Improving Ventilation in Schools and Community Buildings — Investing in Canada Infrastructure Program	0	15	49	7	0	0	70

Healthy and Accessible Communities	0	20	10	0	0	0	30

Supporting Canadians and Canadian Businesses Through the Recovery	9,996	2,629	428	300	147	134	13,633

Extension of the Canada Emergency Wage Subsidy and Canada Emergency Rent Subsidy until October 23, 2021	4,490	0	0	0	0	0	4,490
(as announced on July 30, 2021)

Less: Funds Previously Provisioned in the Fiscal Framework	-3,410	0	0	0	0	0	-3,410
Extension of Canada Recovery Benefits until October 23, 2021 (as announced on July 30, 2021)	2,257	59	0	0	0	0	2,316
Extending the Canada Recovery Caregiving Benefit and the Canada Recovery Sickness Benefit	1,639	417	0	0	0	0	2,055

Help for Guaranteed Income Supplement Recipients Affected by CERB Payments	0	742	0	0	0	0	742

Help for Students Affected by CERB Payments	68	0	0	0	0	0	68

Enhancing the Home Office Expense Deduction	270	115	0	0	0	0	385

Support for Workers in the Live Performance Sector	0	62	0	0	0	0	62

Enhanced Support for Teachers	4	5	5	5	5	5	29

Extending Credit Support for Businesses	11	24	29	18	11	8	101

Less: Fee Revenues	0	-3	-2	-2	-1	-1	-9
Extending the Canada Recovery Hiring Program	1,575	615	0	0	0	0	2,190
Targeting Supports for Businesses Affected by the Pandemic	3,010	175	0	0	0	0	3,185
Relieving Supply Chain Congestion	50	0	0	0	0	0	50

Less: Funds Sourced From Existing Departmental Resources	-50	0	0	0	0	0	-50

Immigration to Grow Our Economy and Welcome New Canadians	0	85	0	0	0	0	85

Protecting Our Recovery by Finishing the Fight Against COVID-19    15

	2021- 2022	2022- 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027	Total
Expanding Resettlement Efforts to Bring More Afghans to Safety	82	332	395	278	133	122	1,343

Additional Investments — Protecting Our Recovery by Finishing the Fight Against COVID-19	0	892	46	46	46	46	1,077
Supporting the Public Health Agency of Canada’s Operations	0	405	1	1	1	1	409

Funding proposed for the Public Health Agency of Canada to support the continuity of ongoing COVID-19 pandemic response activities, such as strengthened surveillance, laboratory research and emergency management operations.

Borders Testing and Operation	599	0	0	0	0	0	599

Less: Funds Previously Provisioned in the Fiscal Framework	-599	0	0	0	0	0	-599
Funding proposed for the Public Health Agency of Canada to support and maintain ongoing COVID-19 border testing capacity and operations.
South Africa Vaccine Hub	15	0	0	0	0	0	15

Less: Funds Sourced From Existing Departmental Resources	-15	0	0	0	0	0	-15

Funding proposed for Global Affairs Canada in support of enhancing vaccine development capacity in Africa, as announced on October 30, 2021. Funding is sourced from existing International Assistance Envelope – Strategic Priorities Fund resources.

IMF Poverty Reduction and Growth Trust	50	0	57	0	0	0	107

Less: Funds Sourced From Existing Departmental Resources	-50	0	-57	0	0	0	-107

Funding proposed for the International Monetary Fund’s Poverty Reduction and Growth Trust to help meet the financing needs of low-in-come and vulnerable countries, as announced on October 30, 2021. Funding is sourced from existing International Assistance Envelope – Strategic Priorities Fund resources.

Canada’s Contribution to the International Development Association	0	487	487	487	487	487	2,435

Less: Funds Sourced From Existing Departmental Resources	0	0	-442	-442	-442	-442	-1,766
Funding proposed for the Department of Finance to provide additional support to the 20th replenishment of the World Bank Group’s International Development Association.
Total —

Policy Actions since Budget 2021	9,726	4,344	2,753	491	489	489	18,293

New Measures in Chapter 1	3,315	3,503	577	353	194	180	8,122

Chapter 1 — Net Fiscal Impact	13,041	7,847	3,331	844	683	670	26,416

Note: Numbers may not add due to rounding.

 Denotes measures newly announced in this Economic and Fiscal Update.

16    Chapter 1

Chapter 2

The Road to Recovery

To support Canadians during the worst economic crisis in nearly a century, the government rolled out unprecedented support to the economy. This support positioned Canada to come roaring back. The economy’s strong recovery so far has seen Canada exceed its target of restoring one million jobs and has recouped 106 per cent of jobs lost during the pandemic. Pandemic supports have also protected household and business balance sheets, which, in fact, have improved relative to before the pandemic.

There are, however, significant challenges ahead. The global phenomenon of inflation is having a real impact on Canadians’ lives and their worries about paying the bills. Rising prices are being driven by the unprecedented challenge of re-opening the world’s economy — something that has never had to be done before. Climate change has had a further impact, with floods in British Columbia further hindering supply chains and severe droughts in the Prairies, and around the world, increasing the cost of food. The Omicron variant of concern is contributing to further uncertainty about what lies ahead.

2.1 A Strong and Inclusive Economic Recovery

Last year, governments around the world and across Canada took rapid and unprecedented action to shut down economies in order to stem the spread of COVID-19. Businesses and workers made immense sacrifices, but Canadians did this to protect their communities and save lives.

The government’s COVID-19 economic response plan supported Canadians through the darkest days of the pandemic, stabilizing the economy, largely preventing economic scarring, and laying the foundations for a strong and inclusive recovery. This past spring and summer, as increasing numbers of Canadians got vaccinated, Canada and the world began the complex process of reopening their economies.

The turning off of the global economy, in 2020, was sudden and drastic. Safely turning economies back on and unwinding restrictions—while remaining vigilant against outbreaks—is a much more complex task, with global supply chain disruptions and related inflationary pressures posing a significant challenge worldwide.

So far, Canada’s recovery is faring well compared to previous economic downturns, in part due to the stabilizing effects of the federal government’s broad-based support measures, which positioned Canada for strong economic growth and job creation. Over the summer, many businesses began safely reopening and job creation surged, achieving—well ahead of expectations—the government’s commitment to create one million jobs. OECD projections suggest that by 2023, Canada’s recovery will be the second fastest in the G7. The government is committed to ensuring Canada has a full recovery that grows the middle class and builds a prosperous, more inclusive, more sustainable, and more resilient economy.

Looking forward, private sector economists expect solid growth in the year ahead as the Canadian economy continues to recover from the effects of the pandemic. However, COVID-19 is still here and there is still much unknown. The Omicron variant, and challenges resulting from the pandemic, including global supply disruptions, raise new uncertainties and have the potential to impact the speed of recovery and extend global inflationary pressures.

The Road to Recovery    17

Safe and Steady Reopening of the Canadian Economy

The pandemic resulted in the deepest and fastest decline in economic activity in Canada since the Great Depression. In the face of this crisis, governments introduced emergency support packages to help avert an even sharper fall in output. This has minimized long-term economic scarring in the form of business closures and job losses that would have delayed and weakened the post-pandemic recovery. Canada’s fiscal policy response, consistent with that of many G7 peers, was proportional to the extent of the crisis Canada’s economy faced. Given the stabilizing effects of the programs on personal, corporate, and provincial and territorial finances, this extraordinary response has proven to be prudent fiscal management.

Canada’s economic recovery has been backed by solid underlying fundamentals, including improved household and corporate balance sheets, on average, due in part to significant fiscal policy support. Increased savings, reflecting fewer spending opportunities and government income supports, have enabled Canadians to pay down debt, which, in turn, has improved the resilience of household finances and overall credit quality. The government is aware that there are workers and businesses that continue to be affected by the pandemic and is moving forward on delivering targeted support. But we are also aware that Canada’s vaccination campaign and a significant build-up in savings by households and businesses could mean that a rebound in hard-hit services such as hospitality and tourism will exceed expectations (Charts 2.1 and 2.2). The ongoing pandemic and risk of variants of concern means that a degree of uncertainty remains.

Canada’s Economic Recovery Is Well on Track

The COVID-19 recession was the largest recession since the Great Depression. But the government’s COVID-19 economic response plan has helped engineer an economic turnaround with unprecedented speed, both relative to some of our peers and relative to previous economic downturns, including the 2008-2009 recession (Chart 2.3). As of the third quarter of 2021, Canada’s real GDP is only 1.4 per cent below its pre-pandemic level and is expected to reach its pre-pandemic level by the first quarter of 2022.

18    Chapter 2

Canada’s COVID-19 support measures have also been highly effective in mitigating financial distress among both Canadians and businesses, preventing an unnecessary increase in bankruptcies and business closures that many had feared at the beginning of the crisis. In fact, Canada now has more active businesses than before the pandemic and bankruptcies and insolvencies are below normal levels. By keeping Canadians’ and businesses’ finances largely intact, federal government supports laid the foundations for strong growth.

As the Canadian economy safely and carefully reopens, the recovery has been broadening—bringing along close-contact sectors like tourism, indoor dining, and air travel, which have shown clear signs of recovery (Chart 2.4). Encouragingly, strong growth in these close-contact sectors has brought them much closer to their pre-pandemic levels of activity compared to earlier in the year. This sets the stage for more sustained growth, though the recovery remains far from complete in certain sectors, particularly those that depend on tourism or large gatherings. The appearance of the Omicron variant underscores the fact that managing health risks remains key to a complete economic recovery.

The Road to Recovery    19

Canada Exceeded its Goal of Creating One Million Jobs

At the height of lockdowns, 3 million Canadians lost their jobs and another 2.5 million Canadians were working significantly reduced hours—in total about 30 per cent of the pre-pandemic workforce. Initially, the labour market bounced back quickly, recouping 80 per cent of the jobs lost by November 2020. However, resurgent waves of the virus required public health restrictions in order to save lives, setting back the jobs recovery.

Since restrictions began being lifted in spring and summer 2021, the Canadian job market has seen a rapid recovery. Employment bounced back forcefully over the summer and fall, with 757,000 jobs having been created since June. By September, the government had achieved its commitment to create one million jobs, well ahead of initial expectations. By November, this number had grown to 1.3 million jobs. As well, the number of employed Canadians is now above its pre-pandemic level and the unemployment rate has reached its lowest level since the start of the pandemic, declining for six consecutive months.

Compared to other G7 economies, Canada has seen the second fastest jobs recovery. In fact, many peer countries are still well below their pre-pandemic employment levels (Chart 2.5). Innovative Canadian pandemic policies like the Canada Emergency Wage Subsidy were able to preserve the connection between employees and employers, contributing to the strong jobs recovery. As of November, 106 per cent of the jobs lost at the peak of the pandemic have been recouped in Canada, which is well ahead of the U.S. where only 83 per cent of jobs have been recouped (Chart 2.6). The pace of job gains has also outpaced previous recessions, in particular the 2008-09 recession, where more modest government support and a quick return to austerity policies prolonged the economic downturn and led to economic scarring. It took nearly eight months longer for employment to recover from the 2008-09 recession, even though there were only about one-tenth as many job losses.

20    Chapter 2

Conditions Are Improving for Vulnerable Workers

At the height of the pandemic, job losses were highest amongst those who, in many cases, could least afford it — low-income workers, racialized Canadians, new Canadians, and women. These vulnerable groups faced some of the steepest job losses, in large part due to their higher representation in hard-hit, close-contact sectors.

High vaccination rates have enabled the safe restart of close-contact businesses. This has led to sustained job creation and improved job prospects for Canada’s more vulnerable workers—particularly women, lower-wage workers, young people, and racialized workers (Charts 2.7 and 2.8). Furthermore, the reopening of schools and child care centres has helped parents, primarily mothers, return to the workforce more fully. These conditions have increased Canadians’ confidence in their labour market prospects. In fact, the share of Canadians aged 15 to 64 attached to the job market has reached a record high, including for women, in contrast with the U.S. where labour force participation for this group remains below its pre-pandemic level.

The Road to Recovery    21

Ongoing Labour Market Recovery

As announced in the Fall Economic Statement 2020 and reaffirmed in Budget 2021, the government tracks a range of economic indicators to assess the strength of the recovery and the impact of fiscal policy support. These indicators include key measures of labour market conditions like the employment rate, total hours worked, and the unemployment rate. Progress is tracked at both the headline level and through a disaggregated view of how diverse groups of Canadians are faring in the labour market.

Canada’s economy has made significant progress since Budget 2021. However, Canada still has ground to make up to reach the strong and inclusive conditions seen before the pandemic (Charts 2.9 to 2.12). The number of Canadians who have been unemployed for more than six months remains elevated. Prolonged spells of unemployment can lead to individuals withdrawing from the workforce entirely as their skills erode, which can have lasting impacts on earnings potential.

22    Chapter 2

Labour Market Recovery is Progressing

Despite encouraging improvements, conditions have not yet returned to normal. Economic activity and employment remain below pre-pandemic levels in many close-contact and tourism-dependent sectors, necessitating ongoing support (Chart 2.13). Achieving a full recovery will take some time. About 155,000 Canadians are still working sharply reduced hours as a result of the pandemic and long-term unemployment remains elevated. And while vulnerable groups who suffered the largest job losses have mostly recovered from the crisis, unemployment rates for some groups remain elevated (Chart 2.14).

Ongoing Recovery Accompanied by Strong Demand for Workers

The resurgence in economic activity is also creating challenges for Canadian businesses in certain parts of the country that need to hire more workers to meet increasing demand. Employers were actively recruiting for more than one million job vacancies at the start of September and demand for labour has remained strong through November (Chart 2.15), with online job postings in Canada at least 50 per cent above the level in February 2020.

To some extent, this challenge reflects the difficulty in matching a large number of available workers to a large number of job openings all at once as some sectors, like accommodation and food, reopened very rapidly (Chart 2.16). These pressures are expected to be temporary as some labour market frictions—such as the time it takes for businesses to staff up to regular levels—gradually subside. But some shortages may be more persistent as a proportion of workers have switched occupations. As well, some sectors were experiencing shortages prior to the pandemic that may take longer to resolve as businesses struggle to find enough workers with the required set of skills. Canada’s commitment to increase immigration levels and reduce backlogs should help alleviate pressure. The government has also committed to come forward with a further strategy to address labour shortages and will do so next year.

The Road to Recovery	23

Canada is Managing Labour Market Demands Better Than Most

Peer countries are experiencing similar labour supply pressures, especially the United States where the pressure is more acute. Canada’s labour shortage is less severe due, in part, to our stronger rebound in labour force participation (Chart 2.17), and programs like the Canada Emergency Wage Subsidy which preserved the connection between employers and employees. Further, immigration is picking up with average monthly flows in 2021 quickly catching up to pre-pandemic levels, which is expected to help to ease labour shortages (Chart 2.18). Canada was one of the few advanced economies to increase immigration targets early in the pandemic to make up for the 2020 shortfall, recognizing early that immigration has an important role to play in building a strong labour force and supporting economic growth. During the pandemic, the government made historic investments to establish a Canada-wide early learning and child care system that will help ease labour market pressures as affordable child care will support parents, especially mothers, to fully participate in the labour force.

24	Chapter 2

2.2 Challenges Ahead: Global Inflation, Supply Chain Disruptions, COVID-19 Variants, and Other Uncertainties

From the outset of the COVID-19 recession, economists have predicted that even a strong recovery would encounter challenges along the way. This is true in Canada, and around the world, as variants of concern require renewed public health cautions and as economies tackle the intricacies of safely reopening. The unprecedented shutdown and restart of the global economic engine has brought with it several challenges including surges in demand for goods rather than services, supply chain challenges, and higher global inflation—which Canadians are feeling here at home. Fighting to end the pandemic continues to be the best economic policy for achieving a strong and stable recovery.

Elevated Inflation is a Global Phenomenon

The pandemic and related global inflation is having a tangible impact on Canadians’ cost of living as the price of goods has gone up. As global economies have unwound COVID-19-related restrictions and recovery has begun, the price of goods has gone up in economies around the world (Charts 2.19 and 2.20). During the pandemic, people redirected the money they usually spent on in-person services towards physical goods. This sudden and strong shift in demand has put an extraordinary strain on global supply chains, leading to shortages and bottlenecks. This disruption has been a significant driver of rising inflation, in particular for goods, around the globe.

The widespread reopening of economies has also seen the normalization of prices, or “reflation,” for services that had deflated prices during the height of the pandemic, such as air transportation, personal care, and restaurant food, pushing their prices up from 2020 lows. Price pressures have also developed due to a number of special factors influencing supplies of some goods, such as cuts to production early in the pandemic, and shipping bottlenecks. Meanwhile, climate change impacts such as widespread droughts have hurt some crops, pushing food prices higher. These factors have combined to cause the cost of living to rise in Canada and abroad in recent months.

Through to early this fall, these pressures largely offset the decline in prices that occurred earlier in the pandemic. The combined effect is inflation that is modestly above the 2 per cent target when averaged over the last two years (Chart 2.21). Going forward it is likely that price pressures will exceed this threshold for a period of time in most advanced economies, including Canada, before returning to more normal levels.

The Road to Recovery	25

In October, inflation in Canada increased to 4.7 per cent year over year (Chart 2.22). The elevated level of inflation primarily reflects pressures on prices of goods owing much to strong demand combined with supply shortages, with prices for services playing a much smaller role. Private sector forecasters expect inflation to moderate to a level around the Bank of Canada’s 2 per cent inflation target by the end of 2022. There is, however, a considerable amount of uncertainty over the timing of when shipping bottlenecks and various shortages will dissipate and the economic consequences of variants like Omicron.

In addition to rising inflationary pressures, strong housing demand throughout the pandemic combined with limited supply has led to significantly higher house prices across the country. Some normalization of housing activity is expected as the pandemic subsides. This, in combination with increases in new housing supply, will help to slow house price growth in much of the country. However, it will take years of strong supply growth to address the acute affordability challenges Canadians are facing in some regions of the country. The federal government is working with all orders of government to unlock and create more supply. The government has invested over $70 billion through the National Housing Strategy that will support the construction of up to 125,000 affordable homes and increase Canada’s housing supply. Addressing the issues of housing affordability is a priority for the government.

Global inflation has put a strain on the middle class and those working hard to join it. The government is committed to helping Canadians with the cost of living. Structural investments in early learning and child care will deliver significant savings to Canadian families starting next month. Investments through the National Housing Strategy are helping increase housing supply and help vulnerable Canadians find a place to call home, though more action is necessary to address affordability challenges. Furthermore, indexation of key income supports to inflation also ensures seniors, families with children, and low-income Canadians can afford the cost of living. The government has also delivered a number of one-time income supports to vulnerable Canadians during the pandemic.

The government and the Bank of Canada recently announced the central bank’s mandate for the next five-years, including renewing the 2 per cent inflation target. This will ensure that the Bank of Canada remains vigilant against the risk that current inflationary pressures become entrenched. Since the Bank of Canada adopted the inflation-targeting framework 30 years ago, inflation has averaged close to 2 per cent, despite periods of both upward and downward pressures on inflation. The renewed commitment to the inflation target will help ensure that prices normalize over the medium term and that life remains affordable for the middle class and those working hard to join it.

26	Chapter 2

Global Supply Chain Issues Contributing to Price Increases

Getting products to markets, especially from Asia, has become more difficult given the larger volumes and disruptions to supply chain infrastructure, such as port closures and COVID-19 related production shutdowns. Containers have piled up at ports, notably on the U.S. West Coast, as significantly higher maritime cargo volumes have met onshore transport bottlenecks and labour shortages. These supply and demand imbalances have translated into surging costs for shipping, notably out of China (Chart 2.23), which, in turn, increase prices.

To help address these issues, in 2021-22, the government will launch a new, targeted call for proposals under the National Trade Corridors Fund to relieve supply chain congestion including help for Canadian ports to increase cargo storage capacity.

In addition to shipping bottlenecks, there are ongoing shortages of many products, particularly semiconductors, which are key in the production of a wide range of goods that were in stronger demand during the pandemic. While countries and factories have ramped up production to deal with order backlogs, supply is lacking, causing disruptions for many industries, particularly automakers. This has caused rapid increases in car prices in many countries. Encouragingly, after rising since the beginning of the pandemic, transportation costs have declined from their peak, which suggests supply bottlenecks might have peaked.

There has been a corresponding surge in commodity prices (Chart 2.24). Crude oil benchmarks have more than doubled since the beginning of summer 2020. Similarly, natural gas and coal prices have surged ahead of winter in the northern hemisphere, reflecting depleted inventories in Europe and parts of Asia. This has translated into higher electricity prices in some areas of the world. Prices of certain base metals have also risen strongly.

Climate change is also having an impact on price increases. Some food prices are rising in part because of severe droughts in key regions of the global food supply chain, including in Alberta, Manitoba, and Saskatchewan. The catastrophic floods in British Columbia have also exacerbated supply chain issues and congestion at the Port of Vancouver.

The Road to Recovery	27

Extreme Weather in British Columbia

Recent floods in British Columbia have demonstrated the serious risk climate change poses to Canadians’ lives and livelihoods. Flooding, mudslides, landslides, and rockslides have taken the lives of Canadians and forced the closure of major highways, railways, and pipelines. This disruption to critical transportation links severed the flow of people and goods, putting additional pressure on supply chains in the province and nationwide.

Significant disruptions to trade flows—most notably through the Port of Vancouver—are expected to have a significant economic impact. Locally, they have resulted in shortages and higher prices for certain goods such as gas. Nationally, they have exacerbated supply chain issues across the country. The floods have also severely damaged, and even destroyed, farms, agricultural lands, agricultural products, and livestock in the region.

The impacts of this extreme weather are expected to weigh on Canada’s recovery in the fourth quarter of 2021 and could lead to a further increase in prices, particularly in British Columbia. While some trade links have fully reopened, others remain closed or at partial capacity, and permanent repairs could take several months in some cases. Some delays and detours are likely to persist well into 2022. The total economic cost of the floods will depend on how quickly trade links reopen, which supply chains can adapt, and whether the flow of goods can be rerouted.

The Government of Canada and the Province of British Columbia, along with Indigenous partners, will continue to work together to support British Columbians through this crisis and as they rebuild. As noted in Chapter 3, the government has provisioned for $5 billion in 2021-22 for its share of recovery costs under the Disaster Financial Assistance Arrangements as well as other costs related to the recent natural disasters in British Columbia.

To protect Canadians against the risks of climate change, the government is working to finalize Canada’s first National Adaptation Strategy by the end of 2022.

Many expect global supply disruptions to largely be resolved later in 2022. However, a considerable degree of uncertainty surrounds this outlook, especially with the emergence of the Omicron variant, which could lead to further supply challenges and bottlenecks. As well, other supply shocks, such as those related to widespread and severe droughts in several key regions of the global food supply chain, are expected to further increase food prices. In Canada alone, adverse weather conditions in the Prairie provinces are expected to lead to a sharp decline in total grain and pulse production in 2021.

Federal Investments to Help Canadians Afford the Cost of Living

The government is focused on supporting families, growing the middle class, and improving Canadians’ standard of living, and making significant investments to help Canadians afford the cost of living. This includes sizeable structural investments in early learning and child care and housing.

28	Chapter 2

Early Learning and Child Care Investments to Make Life More Affordable

In Budget 2021, the government laid out a plan to provide Canadian parents with, on average, $10-a-day regulated child care spaces for children under six years old. This plan to build a Canada-wide, community- based early learning and child care system will make life more affordable for families, create new jobs, get parents—especially women—back into the workforce, grow the middle class, and give every child an equal start in life. It will also drive economic growth in Canada and is estimated to raise real GDP by as much as 1.2 per cent over the next two decades.

Table 2.1
Canada-Wide Early Learning and Child Care Agreements
Province/Territory and Date Agreement Announced	Amount of Federal Investment (5 Year Allocation, $ millions)[1]	Estimated Average Savings per Child with 50% Average Fee Reduction (gross, annual)[2]	Estimated Average Savings per Child at $10/day (gross, annual)[2]	Child Care Spaces to be Created	Estimated Early Childhood Educator Jobs to be Created[3]
BC July 8, 2021	$3,212	$6,000 (by end of 2022)	$9,390 (by end of FY 2025-26)	40,000[4]	8,000 to 10,000
NS July 13, 2021	$605	$4,690 (by end of 2022)	$6,780 (by end of FY 2025-26)	9,500	1,900 to 2,375
YK July 23, 2021	$42	Yukon committed to a $10/day average fee prior to Budget 2021	$7,300 (achieved)	110	22 to 28
PEI July 27, 2021	$118	$3,390 (by end of 2022)	$4,170 (by end of 2024)	452	90 to 113
NL July 28, 2021	$306	$5,090 (by end of 2022)	$7,560 (as early as January 2023)	5,895	1,179 to 1,474
QC5 August 5, 2021	$5,964	Not applicable	Not applicable	37,000	7,400 to 9,250
MB August 9, 2021	$1,201	$2,610 (by end of 2022)	$2,610 (by end of FY 2022-23)	23,000	4,600 to 5,750
SK August 13, 2021	$1,099	$3,910 (retroactive to July 2021)	$5,220 (by end of FY 2025-26)	28,000	5,600 to 7,000
AB November 15, 2021	$3,797	$5,610 (January 2022)	$8,610 (by end of FY 2025-26)	42,500	8,500 to 10,625
Outstanding Agreements as of December 11, 2021[6]
NWT	$51	$4,950	$7,300
NU	$66	$4,950	$7,300
ON	$10,235	$5,960	$9,320
NB	$492	$3,910	$5,220

[1]	National Canada-wide early learning and childhood allocations are calculated based on projected 0-12 child population and include base funding of $2 million per province/territory per year.
[2]

Employment and Social Development Canada estimates. Savings estimates are relative to 2019 levels, are based on out-of-pocket parent fees and do not include amounts that would be recovered through provincial/territorial tax credits or the federal child care expense deduction at tax time, or changes to provincial/territorial or federal benefits as a result of lower child care expenses. Actual savings for families will vary based on factors such as actual fees paid prior to reductions.

[3]

Employment and Social Development Canada estimates. Range of estimated early childhood educator jobs created is based on the average number of early childhood educators expected to be required per new child care space.

[4]	B.C. committed to creating 30,000 new spaces within five years,and 40,000 new spaces within seven years.
[5]

The Government of Canada has entered into an asymmetrical agreement with the province of Quebec that will allow for further improvements to its early learning and child care system, where parents with a subsidized, reduced contribution space already pay a single fee of less than $10 per day.

[6]

Employment and Social Development Canada estimates of federal investments and potential savings, should agreements be signed on equivalent terms to agreements signed to date. Child care spaces to be created (and in turn, early childhood educator jobs to be created) are subject to negotiations.

The Road to Recovery	29

The government has also introduced a number of measures which complement existing protection provided to seniors, families with children, and low-income individuals through indexation to inflation of Old Age Security (OAS), Guaranteed Income Supplement (GIS), Canada Child Benefit, Goods and Services Tax (GST) Credit and other benefits:

•	a one-time payment in July 2020 of $300 for recipients of the OAS pension, with an additional $200 for GIS recipients;

•

a one-time payment of $500 in August 2021 for OAS recipients age 75 and older, and in July 2022 the government is increasing the OAS pension for those 75 and older by $766 to full pensioners in the first year;

•

a one-time increase to the Canada Child Benefit of $300 per child in May 2020 and, in 2021, the government is providing additional payments for children under six of up to $1,200 per child for families entitled to the Canada Child Benefit; and

•

a one-time special payment to low-income Canadians in April 2020 by doubling the maximum annual GST Credit amounts for the 2019-20 benefit year (the average benefit from this measure was close to $400 for single individuals and close to $600 for couples).

The government is also taking action to reduce cell phone bills. Data from November 2021 shows that prices for most mid-range plans (2GB-6GB) have gone down between 10 per cent and 33 per cent compared to early 2020 and that these prices are trending downwards.

2.3 The Medium-Term Outlook Remains Encouraging

Economists Expect Solid Growth in Economic Activity

The Department of Finance Canada surveyed a group of private sector economists in early November 2021. The survey results have been adjusted to incorporate the actual results of the National Accounts for the third quarter of 2021 and the historical revisions released on November 30th, 2021. To supplement this, and in light of the uncertain global economic situation associated with ongoing supply chain issues and risks associated with new variants of concern, the Department of Finance has provided two alternative scenarios that account for the ongoing uncertainty facing the economy and analyze faster or slower growth tracks.

Overall, private sector economists expect solid real GDP growth of 4.6 per cent in 2021, down from the gain of 5.8 per cent expected in Budget 2021. Since Budget 2021, supply chain issues have broadened and intensified throughout the economy, while activity in the housing market moderated following a surge in activity in the first quarter of the year. Together, these two factors led to the first decline in real GDP since the onset of the pandemic in the second quarter of 2021 (Chart 2.25). While GDP and job growth are picking up, led by a healthy rebound in hard-hit services and sustained foreign demand for Canadian commodities, ongoing challenges in supply chains and the housing market continue to weigh on the recovery, leading to slower real GDP growth in the second half of 2021 than expected in Budget 2021.

30	Chapter 2

Growth Projections Broadly in Line with Budget 2021

Despite the factors delaying recovery, real GDP is expected to reach its pre-pandemic level by the first quarter of 2022. Real GDP growth should then remain solid at 4.2 per cent in 2022 and 2.8 per cent in 2023, stronger than expected in Budget 2021. As a result, the economy is set to reach a similar level of output by the end of 2022 as expected in Budget 2021 (Chart 2.26). Based on a similar economic outlook, OECD projections suggest the recovery in Canada would be the second fastest (relative to pre-pandemic level of GDP) in the G7 by 2023 (Chart 2.27).

At the same time, the strength in commodity prices led to significantly higher GDP inflation (a measure of price changes for all of the goods and services produced in the economy) in the first half of 2021 than expected at the time of Budget 2021. At 7.6 per cent, the outlook for GDP inflation in 2021 is now double the Budget 2021 projection. As a result, the projected level of nominal GDP (the broadest measure of the tax base) in the November survey is up by an average of about $87 billion per year over the forecast horizon compared to Budget 2021 projections (Chart 2.28) (see Annex 1 for full details of the updated outlook).

The Road to Recovery	31

Canada’s Recovery Is Outpacing Rebound from Previous Recessions

The resilience of the Canadian economy, bolstered by unprecedented fiscal policy support and high vaccination rates, suggests that the lasting effects of the pandemic on Canada’s productive capacity may not be as severe as previously thought. The Canadian economy is expected to experience the fastest recovery of the last three recessions (Chart 2.29). Less scarring means a larger economy in the medium term with lower unemployment and higher wages.

The outlook for the labour market is strong and monthly job gains should continue at an above-normal pace as the remaining slack diminishes (Chart 2.30). With November’s strong job numbers, the labour market recovery is well ahead of expectations. The unemployment rate has dropped to 6.0 per cent, at least six months earlier than expected in the recently completed private sector survey (Chart 2.31).

32	Chapter 2

Tailwinds and Headwinds for Growth

Although the results of the November private sector survey indicate a robust recovery over the forecast horizon, this outlook remains subject to significant uncertainty. The path forward will depend on a number of tailwinds and headwinds, which could either bolster the recovery or push it off course. Of concern, the global health situation has deteriorated in recent weeks, with resurgences of COVID-19 in some regions and the emergence of a new variant, Omicron.

The recovery continues to be backed by solid underlying fundamentals, which should support robust household spending and business investment. Consumer spending could beat expectations amid a significant build-up in savings by households and the strong rebound in the labour market. Business investment could pick up more than expected given the strength in profits and corporate balance sheets, strong demand, higher commodity prices, and the need for large-scale investment to expand capacity, improve supply chain resiliency, and reduce carbon emissions. More business investment in digitalization could strengthen productivity growth. At the same time, Canada’s world-class universities, growing tech sector, and highly educated and growing workforce will continue to give Canada an economic leg up.

Risks associated with COVID-19 continue to cloud the outlook. While Canada’s vaccination campaign and vaccine mandates have limited the spread of COVID-19 and enabled economic activity to gain momentum, there is still much unknown about the virus, and the emergence of new COVID-19 variants could lead to some setbacks. While it is too soon to determine the economic impacts of the recent resurgence of COVID-19 and the Omicron variant, these developments nonetheless pose a downside risk to Canada’s economic recovery. The global health situation remains fragile. Cases have been rising even in some countries with high vaccination rates, which has led to re-tightening in public health measures, notably in Europe. This could re-intensify global supply chain issues, adding to inflation risks and weighing on growth.

In addition to COVID-19, pockets of supply and labour shortages could constrain economic activity more than anticipated, potentially limiting growth and prolonging inflationary pressures. It will take time for unemployed workers to transition to job opportunities in new sectors and for global supply chains to expand capacity and address current shortages. Global supply chains will likely remain fragile for as long as the virus continues to spread in countries without wide access to vaccines and other measures to limit the spread of the disease. Moreover, the impact of B.C. flooding on critical transportation infrastructure and the flow of goods could put further pressure on supply chains in the near term, temporarily weighing on the recovery and increasing the prices of certain goods.

The Road to Recovery	33

A high degree of uncertainty remains around the trajectory of the recovery. To illustrate the uncertainty in the medium-term outlook, the Department of Finance Canada has considered two alternative scenarios to the private sector projections (see Annex 1 for full details of the alternative scenarios).

Alternative Scenarios for the Medium-Term Outlook

The Department of Finance Canada’s downside scenario considers the impact of more prolonged supply-side issues and difficulty in adapting to COVID-19 if new variants of concern, such as Omicron, delay the return to normal economic conditions (Chart 2.32). Resurgent waves of the virus prevent a full recovery in hard-hit businesses in sectors requiring close contact, large gatherings, or international travel—leading to persistent unevenness that weighs on Canada’s economic potential. The ongoing pandemic also exacerbates the supply disruptions and labour shortages impacting a range of industries, with acute challenges extending until 2023. Meanwhile, the severe flooding in B.C. puts additional pressure on supply chains in the near term, weighing on the recovery in the fourth quarter of 2021. Despite weaker growth in the downside scenario compared to the November private sector survey, supply and labour shortages create significant cost pressures which keep inflation somewhat elevated into the second half of 2022.

In contrast, the upside scenario considers a world in which supply-side issues are resolved more quickly than expected. While certain industries continue to face challenges, the most acute supply and labour shortages ease by early 2022 as businesses adjust their supply chains and boost capital spending to alleviate capacity pressures and supply shortages. Meanwhile, Canadian consumers and businesses continue to adapt to ongoing COVID-19 risks, enabling a shift in spending from goods to services that takes pressure off supply chains and supports a robust recovery in hard-hit sectors. With stronger growth, inflation could be stronger than expected over the near term as robust demand offsets fading pressures from supply constraints. However, with increased inflationary pressures, elevated equity valuations, and elevated levels of indebtedness, a pullback in risk appetite could trigger a sharp tightening of global financial conditions—weighing on the global and Canadian recoveries.

34	Chapter 2

Chapter 3

Fiscal Update: A Responsible Fiscal Plan

3.1 Fiscal Outlook

Finishing the fight against COVID-19 remains the single best way to secure a strong economic recovery, for everyone. The government is prudently managing federal finances to help preserve fiscal firepower for future challenges and crises, and ensure that future generations are not burdened with COVID-19-related debt. Canada entered this crisis in a strong fiscal position, enabling the government to quickly put in place one of the most effective response plans in the world. The government’s COVID-19 economic response plan has helped

Canadians and Canadian businesses get through the crisis and has laid the foundations for strong economic growth and job creation. Provincial and territorial pandemic responses have relied on strong and consistent support from the federal government.

After over 21 months of unprecedented economic upheaval, 8 out of every 10 dollars to fight COVID-19 and support Canadians has come from the federal government. This unprecedented support, including income and business support programs, has had a significant, positive effect on provincial and territorial revenues and overall balance sheets.

“We will continue to support our economies for as long as is necessary, shifting the focus of our support from crisis response to promoting growth into the future, with plans that create jobs, invest in infrastructure, drive innovation, support people, and level up so that no place or person, irrespective of age, ethnicity or gender is left behind. This has not been the case with past global crises, and we are determined that this time it will be different.”

- 2021 G7 Leaders Summit Communiqué (June 2021)

Unwinding COVID-related Deficits and Creating Jobs and Growth

With Canada’s economic recovery advancing, over 106 per cent of jobs recovered, and many businesses reopened, this phase of the pandemic requires more targeted federal support measures for those particularly affected by the pandemic. Table 3.1 below outlines the impact of recent economic and fiscal developments on the fiscal outlook, including the impact of policy actions taken since Budget 2021.

Notably, the fiscal outlook includes two provisions in 2021-22 for expected short-term cost pressures in relation to unfolding events:

•

the estimated cost of responding to the Omicron variant, including possible increased use of the government’s support programs, particularly the lockdown support measures, additional border testing and health measures; and,

•

an early estimate of the federal government’s share of recovery costs under the Disaster Financial Assistance Arrangements as well as other costs related to the recent natural disasters in British Columbia.

The government has committed to full and fair compensation to those First Nation children and their families who experienced harms — including those children removed from their homes since 1991 — and to address discrimination related to First Nation child welfare. Although negotiations are still ongoing, the government has provisioned $40 billion to respond to the order of the Canadian Human Rights Tribunal, compensate for harms by the First Nations Child and Family Services program and for delays or denials in needed children’s services, and support long-term program reforms to make sure communities have the support they need to keep families together.

Fiscal Update: A Responsible Fiscal Plan	35

Table 3.1

Economic and Fiscal Update – Fiscal Outlook Including Policy Actions and Investments

billions of dollars

		Projection
	2020-	2021-	2022-	2023-	2024-	2025-	2026-
	2021	2022	2023	2024	2025	2026	2027
Budgetary balance – Budget 2021	-354.2	-154.7	-59.7	-51.0	-35.8	-30.7
Economic and fiscal developments (Annex 1, Table A1.3)	36.0	38.5	14.1	14.5	11.2	12.6
Budgetary balance before policy actions and investments	-318.1	-116.2	-45.6	-36.6	-24.6	-18.1	-9.3
Policy Actions since Budget 2021, and in this Economic and Fiscal Update
Protecting Our Recovery by Finishing the Fight Against COVID-19		-13.0	-7.8	-3.3	-0.8	-0.7	-0.7
Other Policy Actions (Annex 1, Table A1.12)		-1.8	-3.0	-2.0	-1.6	-1.7	-0.8
Provisions for potential costs of:
Omicron variant response		-4.5
Recovering from natural disasters in British Columbia		-5.0
Addressing past harms and discrimination related to First Nation child welfare	-16.0	-4.0	-3.7	-3.9	-4.0	-4.1	-4.2
Less: Funds previously provisioned in the fiscal framework	6.4	0.0	1.8	1.8	1.9	1.9	1.9
Net fiscal impact	-9.6	-4.0	-1.9	-2.1	-2.1	-2.2	-2.3
Total – Actions since Budget 2021	-9.6	-28.4	-12.8	-7.4	-4.6	-4.6	-3.8
Budgetary balance	-327.7	-144.5	-58.4	-43.9	-29.1	-22.7	-13.1
Budgetary balance (per cent of GDP)	-14.8	-5.8	-2.2	-1.6	-1.0	-0.8	-0.4
Federal debt (per cent of GDP)	47.5	48.0	47.3	46.9	46.2	45.3	44.0
Notes:
Faster Recovery Scenario
Budgetary balance	-327.7	-142.0	-52.3	-35.1	-22.0	-15.9	-6.9
Federal debt (per cent of GDP)	47.5	47.9	46.5	45.3	44.5	43.5	42.1
Slower Recovery Scenario
Budgetary balance	-327.7	-147.9	-65.9	-51.1	-34.1	-27.9	-19.3
Federal debt (per cent of GDP)	47.5	48.2	48.5	48.5	47.6	46.9	45.9
Budget 2021 Projections
Federal debt (per cent of GDP)	49.0	51.2	50.7	50.6	50.0	49.2

36	Chapter 3

Changes in the fiscal outlook since Budget 2021 are due, in large part, to the improvement in nominal gross domestic product (GDP) described in Chapter 2 and somewhat lower-than-expected spending on pandemic-related programs. Details on changes to the fiscal outlook are outlined in Annex 1.

The fiscal outlook presented in this Economic and Fiscal Update highlights a number of important fiscal sustainability indicators, including:

•

The deficit-to-GDP ratio, which measures the size of the deficit in relation to the economy, is on a path to fall to less than 1 per cent over the planning horizon (Chart 3.1), a necessary condition for maintaining fiscal sustainability.

•	The federal debt-to-GDP ratio is projected to return to a downward track beginning next year (Chart 3.2).

These indicators demonstrate the government’s commitment to its fiscal anchors, outlined in Budget 2021, to reducing the federal debt as a share of the economy over the medium-term and unwinding COVID-19-related deficits.

As described in Chapter 2, given ongoing uncertainty surrounding the economic outlook, namely the Omicron variant and ongoing supply shortages, the Department of Finance has considered two alternative scenarios to the projections of private sector economists, which reflect a slower recovery and a faster recovery outlook.

The slower recovery scenario would be expected to add about $6 billion to the deficit across the horizon, and increase the federal debt-to-GDP ratio 1.8 percentage points by 2026-27. In the faster recovery scenario, the deficit would be reduced by approximately $6 billion, on average across the projection, and the federal debt-to-GDP ratio would decrease 1.9 percentage points by 2026-27. The fiscal outlook under these scenarios can be seen in Table 3.1 and Chart 3.2 and the details of these scenarios can be found in Annex 1.

Fiscal Update: A Responsible Fiscal Plan	37

Budget 2022 – A Plan for Canada’s Growth

The government remains committed to unwinding COVID-19-related deficits and reducing the federal debt as a share of the economy over the medium-term. The government is also committed to making new targeted investments that will improve Canadians’ standard of living and contribute to continued economic growth and job creation, while maintaining fiscal sustainability.

The fiscal outlook presented in the 2021 Economic and Fiscal Update outlines a significant change in the budgetary balance, with a debt-to-GDP ratio about 4 percentage points lower than previously forecasted by the end of the forecast horizon. The strength of Canada’s fiscal framework will support Budget 2022 investments that will help boost long-term growth.

The government remains committed to investing in a broad range of policy areas that further Canada’s economic growth and Canadians’ quality of life, recognizing that the best economic investments drive further growth over time. A good example is the government’s Canada-wide early learning and child care plan, which could raise real GDP by as much as 1.2 per cent over the next two decades.

Keeping the federal debt-to-GDP ratio on a downward track will ensure Canada has the ability to address future challenges.

Preserving Canada’s Low Debt Advantage

Canada’s history of prudent fiscal management means that, even with unprecedented investments to fight the virus, Canada continues to have the lowest net debt-to-GDP ratio relative to international peers. In fact, over the course of the pandemic, Canada has even increased its low debt advantage (Chart 3.3).

The strength of Canada’s recovery has contributed to maintaining excellent credit ratings from Moody’s (Aaa), S&P (AAA), DBRS (AAA), and Fitch (AA+). All four rating agencies have reaffirmed Canada’s strong credit ratings this year, with Moody’s reaffirming its rating as recently as mid-November. These ratings reflect Canada’s strong position: economic resilience and diversity, effective policymaking and political institutions, well-regulated financial markets, and monetary and fiscal flexibility.

Fiscal prudence requires acknowledging that there remains uncertainty ahead, with factors like variants of concern and the persistence of global supply chain disruptions remaining uncertain. As shown in Table 3.1 above, even in the face of a slower recovery, the government’s debt-to-GDP ratio is forecast to remain on a downward trend.

The government is committed to preserving these advantages to help ensure borrowing costs remain low and ensure Canada maintains the fiscal firepower to deal with future crises.

38	Chapter 3

Projected Public Debt Charges

Public debt charges remain at historically low levels. By 2026-27, Canada’s public debt charges are expected to be $40.9 billion, or about 1.3 per cent of GDP. This is well below the pre-financial crisis level of 2.1 per cent in 2007-08, despite extraordinary spending due to the pandemic. This is based on an expected rise in interest rates by private sector forecasters of 190 basis points for the 3-month treasury bill rate and 150 basis points for the 10-year government bond rate over the forecast period as noted in Annex 1.

Chart 3.4 below depicts historical public debt charges and the Economic and Fiscal Update forecast as a per cent of GDP. It also includes an estimate of the sensitivity of federal public debt charges to an additional 1 per cent (100 basis point) increase to all interest rates, on top of the already forecast increase described above, which is built into the baseline forecast (i.e. a 100 basis point increase now, rising to 250 basis point increase for the 10-year government bond rate by 2026-27). Given the current forecast path for an increase in interest rates, this is a highly unlikely scenario but at least illustrative of the resilience of federal finances under such conditions.

Compared to the current forecast, public debt charges would increase $4.4 billion in the first year, $6.7 billion in the second year, and $10.0 billion in the fifth year by which time debt charges would still represent less than 1.7 per cent of GDP.

With higher interest rates, the government would realize some offsetting benefits, including:

• Higher revenues from the government’s interest-bearing assets.

• Corresponding downward adjustments that reduce public sector pensions and employee benefit obligations.

• Higher government tax revenues if interest rate increases were due to stronger economic growth.

Fiscal Update: A Responsible Fiscal Plan	39

Federal Initiatives Have Supported the Economy and Provincial and Territorial Finances

Since the pandemic began, the federal government has invested $511.6 billion – nearly a quarter of Canada’s GDP – to support Canadians. The federal government took on this responsibility because, when the pandemic began, there was concern about whether provinces had the fiscal space needed to support Canadians through the crisis. The federal government invested nearly $20 billion through the Safe Restart Agreement, $2 billion through the Safe Return to School Fund, and provided $4.5 billion through top-ups to the Canada Health Transfer to support health care systems and $1 billion for vaccine rollouts as part of the response to the pandemic. The government also invested $2.2 billion to top up the Canada Community-Building Fund in 2020- 21, along with other direct transfers to the provinces and territories.

Furthermore, federal income and business support measures have protected revenues, with provincial revenues higher due to federal investments to stabilize incomes, protect jobs, and prevent business closures, therefore protecting the tax base.

These significant financial contributions, combined with other federal response measures, have supported a stronger economy across Canada and directly increased provincial and territorial revenues, which, unlike federal revenues, did not go down and even slightly increased during this unprecedented global disruption.

Table 3.2

Canada’s COVID-19 Economic Response – Federal, Provincial, and Territorial Support

	Federal	Provincial and Territorial	Total

Impact ($ billions)

Direct Measures to Fight COVID-19 and Support People	346.0	86.0	432.0

Tax and Payment Deferrals	85.1	31.5	116.6

Credit Support	80.6	2.6	83.2

Total	511.6	120.1	631.7

Share of Spending (per cent)

Direct Measures to Fight COVID-19 and Support People	80.1	19.9	100

Tax and Payment Deferrals	73.0	27.0	100

Credit Support	96.9	3.1	100

Total	81.0	19.0	100

Notes: Provincial and territorial government announcements; Department of Finance Canada calculations. As of December 8, 2021. For federal totals, the data reflects the total impact which differs from fiscal cost on an accrual basis. Totals may not add due to rounding.

40	Chapter 3

Fiscal results for 2020-21 highlighted the resilience of provincial and territorial government revenues, which increased in contrast with a decline in federal revenues (Table 3.3). This dynamic reflected substantial federal support and transfers, largely through Canada’s COVID-19 economic response, which helped put a floor under provincial-territorial government revenues, thereby limiting their deficits and debt (Chart 3.5).

Fiscal Update: A Responsible Fiscal Plan	41

Governments significantly outperformed fiscal projections for 2020-21. Final fiscal results show that the aggregate provincial-territorial deficit was 44 per cent smaller than expected at the time of 2021 budgets, a much larger upside than at the federal level (Chart 3.6).

Federal support to workers, businesses, and other orders of government has been notably broad compared with the 2008-09 recession. First and foremost, the decline in nominal GDP was far steeper at the outset of the pandemic than during the 2008-09 recession. The scale of federal government support to Canadians was able to preserve household disposable income and this has fostered a much faster economic recovery than what followed the 2008-09 recession. This, along with the significant direct transfers to other orders of government, has helped bolster the balance sheets of provincial and territorial governments (Chart 3.7).

42	Chapter 3

Update on Proposed Tax Measures

Underused Housing Tax

Budget 2021 announced the government’s intention to implement a national, annual 1-per-cent tax on the value of non-resident, non-Canadian owned residential real estate in Canada that is considered to be vacant or underused. It is proposed that the tax be effective for the 2022 calendar year.

Digital Services Tax

The government is committed to ensuring that corporations in all sectors, including digital corporations, pay their fair share of tax on the money they earn by doing business in Canada. Canada’s priority and preference has always been a multilateral agreement. As an interim measure, Budget 2021 proposed to implement a Digital Services Tax (DST). The DST would apply at a rate of 3 per cent on revenue earned by large businesses from certain digital services that rely on data and content contributions from Canadian users.

Since that time, 137 members of the OECD/G20 Inclusive Framework have agreed to a two-pillar plan for international tax reform, which was subsequently endorsed by G20 Finance Ministers and Leaders. Canada is working with its international partners to bring the multilateral agreement into effect.

Meanwhile, to ensure that Canadians’ interests are protected, the government announced on October 8, 2021, that it would move ahead with legislation to enact the DST. The DST would be imposed as of January 1, 2024, but only if the treaty implementing the new multilateral tax regime has not come into force by that time. In that event, the DST would be payable as of 2024 in respect of revenues earned as of January 1, 2022. It is the government’s sincere hope that the timely implementation of the new international system will make this unnecessary. The government continues to work with its international partners to achieve the timely implementation of the new international system.

Luxury Tax

Budget 2021 proposed to introduce a tax on the sales, for personal use, of luxury cars and personal aircraft with a retail sales price over $100,000, and boats, for personal use, over $250,000. The tax would be calculated at the lesser of 20 per cent of the value above the threshold ($100,000 for cars and personal aircraft, $250,000 for boats) or 10 per cent of the full value of the luxury car, boat, or personal aircraft. The Department of Finance has undertaken consultations with respect to the design of this measure and is working to incorporate the results of this consultation into the proposed tax framework. Draft legislation, including details on coming-into-force, will be released in early 2022.

Tax Incentive for Carbon Capture, Utilization, and Storage

Budget 2021 proposed an investment tax credit for capital invested in carbon capture, utilization, and storage (CCUS) projects with the goal of substantially reducing emissions. The new investment tax credit would be available for a broad range of CCUS applications across different industrial subsectors (e.g. concrete, plastics, fertilizers, fuels), including blue hydrogen projects and direct air capture projects but not enhanced oil recovery projects. The government will consider how equivalent tax support can be provided to producers of green hydrogen. The government has engaged in consultations with stakeholders from industrial subsectors, provincial and territorial governments, as well as other interested parties or members of the public, to provide input on the design of the investment tax credit for CCUS. The government will outline the final design of the proposed investment tax credit in Budget 2022.

Fiscal Update: A Responsible Fiscal Plan	43

Annex 1

Details of Economic and Fiscal Projections

Economic Projections

The average of private sector forecasts has been used as the basis for economic and fiscal planning since 1994. This helps ensure objectivity and transparency, and introduces an element of independence into the government’s economic and fiscal forecast. The economic forecast presented in this section is based on a survey conducted in early November 2021. The survey average has been adjusted to incorporate the actual results of the National Accounts for the third quarter of 2021 and the historical revisions released on November 30th.

The November survey includes the views of 12 private sector economists:

•	BMO Capital Markets,

•	Caisse de dépôt et placement du Québec,

•	CIBC World Markets,

•	The Conference Board of Canada,

•	Desjardins,

•	Industrial Alliance Insurance and Financial Services Inc.,

•	Laurentian Bank Securities,

•	National Bank Financial Markets,

•	Royal Bank of Canada,

•	Scotiabank,

•	TD Bank Financial Group, and

•	The University of Toronto (Policy and Economic Analysis Program).

Private sector economists expect real gross domestic product (GDP) growth at 4.6 per cent in 2021, revised down from 5.8 per cent in Budget 2021, reflecting lower-than-expected results in the second quarter and lower than initially expected growth in the second half of this year, mainly resulting from global supply chain disruptions. The outlook for real GDP growth has been revised up slightly for 2022, from 4 per cent in Budget 2021 to 4.2 per cent, and more significantly for 2023, to 2.8 per cent from 2.1 per cent in Budget 2021. Real GDP growth is expected to moderate to about 2 per cent on average per year over the remaining years of the forecast horizon, reflecting a return to trend long-run growth rates.

The unemployment rate is expected to average 7.5 per cent in 2021 and 6.1 per cent in 2022, a faster projected decline than in Budget 2021. The unemployment rate is expected to stand around 5.7 per cent over the remaining years of the forecast horizon, which is low by historical standards and close to where Canada’s unemployment rate was prior to the pandemic.

Details of Economic and Fiscal Projections	45

Private sector economists expect the recent price pressures to continue for some time. Consistent with global trends, the outlook for Consumer Price Index (CPI) inflation has been revised significantly up to 3.3 per cent in 2021 and 3.1 per cent in 2022, compared to, respectively, 2.2 per cent and 2.0 per cent in Budget 2021. The pandemic and related inflation pressures are global trends that owe price pressures to global factors like supply chain disruptions, shipping bottlenecks, and global demand having shifted significantly towards durable goods during the pandemic. CPI inflation is then expected to gradually normalize to around 2 per cent over the remainder of the forecast horizon, which is consistent with the average rate of inflation in Canada over the last 30 years.

Reflecting recent strength in commodity prices, the outlook for West Texas Intermediate crude oil prices has been revised up to US$68 per barrel for 2021 and to US$73 per barrel for 2022, about US$10 per barrel higher on average than in the Budget 2021 projection. Going forward, crude oil prices are expected to remain higher than Budget 2021 by about US$6 per barrel on average per year.

As a result of both domestic inflation and crude oil prices, the outlook for GDP inflation (the broadest measure of economy-wide price inflation) in 2021 is now more than double the Budget 2021 projection (7.6 per cent compared to 3.5 per cent). Going forward, the GDP inflation outlook has been revised down by 0.1 percentage points on average per year compared to Budget 2021.

As a result of these developments, the level of nominal GDP for 2021 (the broadest measure of the tax base) is expected to be $66 billion higher than projected in Budget 2021. The nominal GDP level difference with Budget 2021 is expected to average about $87 billion per year over the 2021-2025 period.

In fact, nominal GDP for 2021 is now at the level originally forecast it would be, at this time, in Budget 2018 ($2,481 billion) and the 2019 Economic and Fiscal Update ($2,479 billion) that was tabled in December 2019, prior to the onset of the COVID-19 pandemic. That this occurred despite the worst economic crisis in nearly 100 years is thanks in part to significant efforts to stabilize incomes throughout the pandemic, which has positioned Canada to recover jobs and economic output faster than expected early in the crisis.

The outlook for short- and long-term interest rates as estimated by private sector economists has been revised up in the November 2021 survey by, respectively, 40 and 10 basis points over the 2021-2025 period compared to the Budget 2021 forecast.

Table A1.1

Average Private Sector Forecasts

Per cent, unless otherwise indicated

	2021	2022	2023	2024	2025	2026	2021- 2025

Real GDP growth[1]
Budget 2021	5.8	4.0	2.1	1.9	1.8	---	3.1
Economic and Fiscal Update 2021	4.6	4.2	2.8	2.0	1.8	1.8	3.1

GDP inflation[1]
Budget 2021	3.5	2.0	2.0	2.1	2.0	---	2.3
Economic and Fiscal Update 2021	7.6	2.2	1.5	1.9	1.9	1.9	3.0

Nominal GDP growth[1]
Budget 2021	9.5	6.0	4.0	4.0	3.8	---	3.3
Economic and Fiscal Update 2021	12.5	6.6	4.3	3.9	3.7	3.8	6.2

Nominal GDP level (billions of dollars)[1]
Budget 2021	2,416	2,561	2,665	2,771	2,877	---
Economic and Fiscal Update 2021	2,482	2,644	2,758	2,866	2,973	3,086
Difference between Budget 2021 and Economic and Fiscal Update 2021	66	83	94	95	96	---	87

3-month treasury bill rate
Budget 2021	0.1	0.2	0.5	1.1	1.6	---	0.7
Economic and Fiscal Update 2021	0.1	0.5	1.2	1.6	1.9	2.0	1.1

46	Annex 1

	2021	2022	2023	2024	2025	2026	2021- 2025

10-year government bond rate
Budget 2021	1.5	1.8	2.1	2.5	2.7	---	2.1
Economic and Fiscal Update 2021	1.4	1.9	2.3	2.5	2.7	2.9	2.2

Exchange rate (US cents/C$)
Budget 2021	79.4	79.8	80.8	81.0	81.0	---	80.4
Economic and Fiscal Update 2021	80.0	80.6	80.7	80.4	80.4	80.6	80.4

Unemployment rate[1]
Budget 2021	8.0	6.5	6.2	6.0	5.9	---	6.5
Economic and Fiscal Update 2021	7.6	6.1	5.7	5.7	5.6	5.7	6.1

Consumer Price Index inflation
Budget 2021	2.2	2.0	2.1	2.1	2.1	---	2.1
Economic and Fiscal Update 2021	3.3	3.1	2.3	2.1	2.1	2.0	2.6

U.S. real GDP growth
Budget 2021	4.2	3.4	2.4	2.1	2.0	---	2.8
Economic and Fiscal Update 2021	5.6	3.9	2.6	1.9	1.8	1.8	3.1

West Texas Intermediate crude oil price ($US per barrel)
Budget 2021	60	61	60	60	60	---	60
Economic and Fiscal Update 2021	68	73	68	66	65	63	68

Note: Forecast averages may not equal average of years due to rounding. Numbers may not add due to rounding.

[1]	Figures have been restated to reflect the historical revisions in the Canadian System of National Accounts.

Sources: Statistics Canada; for Budget 2021, Department of Finance Canada March 2021 survey of private sector economists; for Economic and Fiscal Update 2021,Department of Finance Canada November 2021 survey of private sector economists, which has been adjusted to incorporate the actual results of the National Accounts for the third quarter of 2021 and the historical revisions released on November 30th.

Details of Economic and Fiscal Projections	47

Fiscal Projections

The fiscal outlook presented in this Economic and Fiscal Update is forecasted based on the economic presented earlier. The tables that follow present changes to the fiscal outlook from Budget 2021 for the budgetary balance and by revenue stream and major expense component. These changes include the impact of government policy actions taken since Budget 2021, an improved economic outlook, and stronger-than-expected results in 2020-21.

Changes to the Fiscal Outlook since Budget 2021

Table A1.2

Economic and Fiscal Developments since Budget 2021 and Policy Actions and Investments billions of dollars

		Projection
	2020- 2021	2021- 2022	2022- 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027
Budgetary balance – Budget 2021	-354.2	-154.7	-59.7	-51.0	-35.8	-30.7
Economic and fiscal developments (Table A1.3)	36.0	38.5	14.1	14.5	11.2	12.6
Budgetary balance before policy actions and investments	-318.1	-116.2	-45.6	-36.6	-24.6	-18.1	-9.3
Policy Actions since Budget 2021, and in this Economic and Fiscal Update
Protecting Our Recovery by Finishing the Fight Against COVID-19		-13.0	-7.8	-3.3	-0.8	-0.7	-0.7
Other Policy Actions (Table A1.12)		-1.8	-3.0	-2.0	-1.6	-1.7	-0.8
Provisions for potential costs of:
Omicron variant response		-4.5
Recovering from natural disasters in British Columbia		-5.0
Addressing past harms and discrimination related to First Nation child welfare	-16.0	-4.0	-3.7	-3.9	-4.0	-4.1	-4.2
Less: Funds previously provisioned in the fiscal framework	6.4	0.0	1.8	1.8	1.9	1.9	1.9
Net fiscal impact	-9.6	-4.0	-1.9	-2.1	-2.1	-2.2	-2.3
Total – Actions since Budget 2021	-9.6	-28.4	-12.8	-7.4	-4.6	-4.6	-3.8
Budgetary balance	-327.7	-144.5	-58.4	-43.9	-29.1	-22.7	-13.1
Budgetary balance (per cent of GDP)	-14.8	-5.8	-2.2	-1.6	-1.0	-0.8	-0.4
Federal debt (per cent of GDP)	47.5	48.0	47.3	46.9	46.2	45.3	44.0
Budget 2021 Projections
Federal debt (per cent of GDP)	49.0	51.2	50.7	50.6	50.0	49.2

48	Annex 1

Economic and Fiscal Developments since Budget 2021

Table A1.3

Economic and Fiscal Developments since Budget 2021

billions of dollars

		Projection
	2020- 2021	2021- 2022	2022- 2023	2023- 2024	2024- 2025	2025- 2026
Economic and fiscal developments by component[1]:
Change in budgetary revenues
(1.1) Income taxes	14.1	13.3	12.7	12.4	11.5	12.3
(1.2) Excise taxes/duties	2.9	1.5	2.5	2.7	2.7	2.7
(1.3) Proceeds from the pollution pricing framework	-0.1	0.2	0.1	2.2	4.3	6.4
(1.4) Employment Insurance premiums	0.2	0.5	0.8	0.9	0.9	0.9
(1.5) Other revenues2	3.2	0.1	-2.0	-0.6	-1.5	-1.0
(1) Total budgetary revenues	20.3	15.6	14.2	17.6	17.9	21.2
Change in program expenses
(2.1) Major transfers to persons	3.5	3.4	-3.2	0.1	-0.2	-0.4
(2.2) Major transfers to other levels of government	0.1	4.6	-0.5	-1.5	-1.8	-1.9
(2.3) Direct program expenses	12.1	15.5	2.9	-2.6	-6.1	-9.0
(2.3.1) Of which, Proceeds from the pollution pricing framework returned	0.2	0.0	0.0	-2.5	-4.4	-6.4
(2) Total program expenses, excluding net actuarial losses	15.6	23.5	-0.8	-4.0	-8.1	-11.3
(3) Net actuarial losses	0.1	1.9	1.0	1.7	1.5	1.9
(4) Public debt charges	0.0	-2.4	-0.3	-0.9	-0.2	0.7
(5) Total economic and fiscal developments	36.0	38.5	14.1	14.5	11.2	12.6
¹

A negative number implies a deterioration in the budgetary balance (lower revenues or higher expenses). A positive number implies an improvement in the budgetary balance (higher revenues or lower expenses).

[2]	Includes changes to other revenues, and to revenues from other taxes.

Budgetary revenues have been revised up relative to Budget 2021.

•

Driven by an improvement in the outlook for the labour market, personal income and corporate profitability, income tax revenues are projected to be higher by roughly $12 billion per year on average over the forecast horizon.

•

Excise taxes and import duty revenues have been revised up in large part due to stronger Goods and Services Tax revenue growth, reflecting strong recent results and a better outlook for taxable consumption.

•

Proceeds from the federal pollution pricing framework that arise from the provinces and territories that are a part of the federal backstop are projected to be higher largely due to the incorporation of the new carbon pricing profile that will take effect starting 2023-24.[1] Direct proceeds will continue to be fully returned in the provinces or territories where they are generated.

[1]

The carbon price at inception was designed to increase over time to $50 by 2022-23. The new trajectory reflects annual increases of $15/ tonne, beginning in 2023-24, as set out in the Update to the Pan-Canadian Approach to Carbon Pollution Pricing 2023-2030, released in August 2021.

Details of Economic and Fiscal Projections	49

•	Employment Insurance (EI) premium revenues have been revised up due to better-than-expected labour force participation and an improved outlook for economy-wide wage growth.

•

Other revenues, such as those resulting from sales of goods and services, investments and loans, interest and penalties, and Crown corporations’ net profits, largely reflect lower expected Bank of Canada profits.

Program expenses, particularly major transfers to other levels of government and direct program expenses, are projected to be significantly lower in 2021-22 relative to Budget 2021, largely reflecting the improved economic outlook, which has helped to lower the projected cost of early pandemic response supports.

•

Over the remainder of the forecast horizon, adjustments to major transfers to persons reflect the impact of higher expected inflation, to which the Canada Child Benefit and elderly benefit rates are indexed, which is offset somewhat by lower expected usage of Canada Child Benefits due to higher projected income growth. EI benefits are higher in 2022-23, due to a higher anticipated usage of temporary COVID EI measures, but are largely unchanged over the remainder of the forecast horizon.

•

Relative to Budget 2021, major transfers to other levels of government are projected to be lower in 2021-22, largely reflecting the impact of stronger-than-expected provincial government revenue outlooks on potential Fiscal Stabilization payments. In the outer years of the forecast, expenses have been revised upwards as a result of the stronger economic outlook, as the Canada Health Transfer and Equalization payments are indexed to growth in nominal GDP, meaning provinces and territories will directly benefit from the pace of recovery.

•

Direct program expenses have been adjusted downward in 2021-22 and 2022-23, largely due to re-estimation of early pandemic response supports. Over the horizon, direct program expenses are revised upward due mainly to an updated carbon pricing profile, which results in increased revenues, as discussed earlier, that are then returned to the jurisdiction of origin through transfer programs. Additionally, higher anticipated departmental spending, and pensions and benefits service costs contribute to the increase over Budget 2021.

Net actuarial losses, which represent changes in the measurement of the government’s obligations for pensions and other employee future benefits accrued in previous fiscal years, are expected to be lower relative to Budget 2021, reflecting upward revisions to projected long-term interest rates used to measure the present value of the obligations.

Public debt charges have increased in 2021-22 due to the impacts of higher inflation on Real Return Bonds. Over the remainder of the forecast, public debt charges are slightly higher due to higher expected interest costs on interest-bearing debt. These higher interest costs are mostly offset by lower financial requirements due to overall improvements in the projected budgetary balance since Budget 2021. Public debt charges remain on a sustainable long-term path and are projected to be $0.7 billion lower in 2025-26 compared to Budget 2021.

50	Annex 1

Summary Statement of Transactions

Table A1.4

Summary Statement of Transactions

billions of dollars

		Projection
	2020– 2021	2021– 2022	2022– 2023	2023– 2024	2024– 2025	2025– 2026	2026– 2027

Budgetary revenues	316.5	370.5	391.7	413.9	435.7	458.9	481.0
Program expenses, excluding net actuarial losses	608.5	480.2	416.3	420.4	427.0	442.5	455.2
Public debt charges	20.4	24.5	26.0	31.4	35.6	38.6	40.9
Total expenses, excluding net actuarial losses	628.9	504.7	442.2	451.9	462.5	481.1	496.1
Budgetary balance before net actuarial losses	-312.4	-134.2	-50.5	-38.0	-26.8	-22.2	-15.2
Net actuarial losses	-15.3	-10.3	-7.9	-5.9	-2.3	-0.5	2.0
Budgetary balance	-327.7	-144.5	-58.4	-43.9	-29.1	-22.7	-13.1

Financial Position
Total liabilities	1,652.2	1,784.4	1,833.9	1,902.3	1,955.9	2,004.0	2,041.0
Financial assets[1]	502.4	492.3	480.6	502.8	524.9	548.3	570.3
Net debt	1,149.8	1,292.1	1,353.3	1,399.6	1,431.0	1,455.6	1,470.7
Non-financial assets	101.1	100.5	103.3	105.7	108.0	109.9	111.8
Federal debt	1,048.7	1,191.6	1,250.0	1,293.9	1,323.0	1,345.7	1,358.9
Per cent of GDP
Budgetary revenues	14.3	14.9	14.8	15.0	15.2	15.4	15.6
Program expenses, excluding net	27.6	19.3	15.7	15.2	14.9	14.9	14.8
actuarial losses
Public debt charges	0.9	1.0	1.0	1.1	1.2	1.3	1.3
Budgetary balance	-14.8	-5.8	-2.2	-1.6	-1.0	-0.8	-0.4
Federal debt	47.5	48.0	47.3	46.9	46.2	45.3	44.0

Note: Totals may not add due to rounding.

[1]	The projected level of financial assets for 2021-22 includes an estimate of other comprehensive income of $1.7 billion for enterprise Crown corporations and other government business enterprises.

Details of Economic and Fiscal Projections	51

Outlook for Budgetary Revenues

Table A1.5

The Revenue Outlook

billions of dollars

		Projection
	2020– 2021	2021– 2022	2022– 2023	2023– 2024	2024– 2025	2025– 2026	2026– 2027
Income tax revenues
Personal income tax	174.8	185.6	194.6	204.0	213.0	222.7	232.8
Corporate income tax	54.1	57.3	58.4	60.9	65.5	70.0	73.7
Non-resident income tax	8.1	10.6	10.4	10.7	11.1	11.5	12.0
Total	237.0	253.5	263.4	275.6	289.6	304.2	318.5
Excise tax and duty revenues
Goods and Services Tax	32.4	42.0	45.6	47.3	48.8	50.3	51.9
Customs import duties	4.3	5.0	5.4	5.7	6.0	6.4	6.8
Other excise taxes/duties	10.3	11.6	12.4	12.7	12.8	12.8	12.8
Total	47.0	58.6	63.4	65.7	67.6	69.6	71.4
Other taxes	0.0	0.0	0.2	0.9	0.9	1.0	1.0
Total tax revenues	283.9	312.1	326.9	342.2	358.2	374.8	391.0
Proceeds from the pollution pricing framework1	4.4	6.5	8.0	10.2	12.3	14.2	16.2
Employment Insurance premium revenues	22.4	24.2	26.3	28.2	30.1	32.1	34.3
Other revenues
Enterprise Crown corporations	-10.5	8.9	8.9	8.5	8.8	10.2	10.9
Other programs	14.1	17.3	19.8	22.7	23.9	24.7	25.6
Net foreign exchange	2.2	1.5	1.8	2.1	2.5	2.8	3.0
Total	5.8	27.6	30.5	33.3	35.2	37.7	39.5
Total budgetary revenues	316.5	370.5	391.7	413.9	435.7	458.9	481.0
Per cent of GDP
Total tax revenues	12.9	12.6	12.4	12.4	12.5	12.6	12.7
Proceeds from the pollution pricing framework	0.2	0.3	0.3	0.4	0.4	0.5	0.5
Employment Insurance premium revenues	1.0	1.0	1.0	1.0	1.1	1.1	1.1
Other revenues	0.3	1.1	1.2	1.2	1.2	1.3	1.3
Total budgetary revenues	14.3	14.9	14.8	15.0	15.2	15.4	15.6

Note: Totals may not add due to rounding.

[1]	Includes fuel charge proceeds which will be returned to the province/territory of origin through Climate Action Incentive payments and other climate supports.

The outlook for budgetary revenues, shown in Table A1.5 above, provides an overview of the projection of budgetary revenues by major component.

52	Annex 1

Income Tax Revenues

Personal income tax revenues – the largest component of budgetary revenues at 55.2 per cent in 2020-21 – are projected to increase to $185.6 billion in 2021-22, or 6.2 per cent, as the economy improves. For the remainder of the forecast, personal income tax revenue growth is expected to return to an average of 4.6 per cent, slightly above projected nominal GDP growth.

Corporate income tax revenues are projected to increase by 5.8 per cent, to $57.3 billion in 2021-22, supported by robust gains in corporate profits and general economic strength. Over the rest of the forecast, these revenues are expected to grow at an average rate of 5.2 per cent per year.

Non-resident income tax revenues are income taxes paid by non-residents on Canadian-sourced income, notably dividends and interest payments. These revenues are expected to grow to $10.6 billion in 2021-22, or 30.4 per cent, as corporate profits and investment income rebound from the economic impacts of the pandemic. For the remainder of the forecast, growth is expected to return to an average of 2.6 per cent.

Excise Tax and Duty Revenues

Goods and Services Tax (GST) revenues are projected to rebound to $42 billion in 2021-22, or 29.6 per cent, from a very weak 2020-21 outcome that was the result of the temporary shutdown of large portions of the retail sector and the reduction in revenues due to the cost of the one-time enhanced GST credit payment. Over the remainder of the projection period, GST revenues are forecast to grow by 4.3 per cent per year, on average, reflecting the outlook for taxable consumption.

Customs import duties are projected to increase 17.3 per cent in 2021-22 with the economic recovery and the reduced demand for remissions of duties on personal protective equipment and other medical goods. Revenue is then estimated to grow at an average annual rate of 6.4 per cent driven by projected growth in imports.

Other excise taxes and duties are expected to increase to $11.6 billion in 2021-22, or 12.7 per cent, as demand recovers, before softening to growth of an average annual rate of 2.0 per cent over the remainder of the projection period, reflecting expected consumption growth of motive fuels and tobacco products, in particular.

Other taxes include revenues from the Underused Housing Tax announced in Budget 2021. Revenues from this tax are projected to be $0.2 billion in 2022-23.

As announced on October 8, 2021, the government is moving ahead with Digital Services Tax legislation. However, consistent with a new international agreement under the auspices of the OECD, the tax will apply only as of 2024, and only if the treaty implementing the new multilateral tax regime (Pillar 1 tax) has not come into force. Given Canada’s strong preference for a multilateral approach and in light of the remaining uncertainties around the final design of Pillar 1 tax, revenues previously projected for the Digital Services Tax for 2023-24 and subsequent years have been provisioned purely as a proxy for revenues from the multilateral approach. In the event that the Pillar 1 treaty does not come into force, the DST would also apply as of 2024 to revenues earned as of January 1, 2022.

EI Premium Revenues

EI premium revenues are projected to grow at 7.2 per cent over the horizon due to labour market improvement. In addition, the two-year freeze in premium rates is currently scheduled to end in 2023, with the rate-setting practice to return to a premium rate-setting structure under current legislation that balances accumulated spending in the account over seven years. Premium rates are assumed to increase gradually from $1.58 in 2022 to $1.83 per $100 insurable earnings, but would remain lower than the peak rate of $1.88 following the 2008-09 recession. Overall, thanks to an improving labour market the cumulative deficit in the account will fall somewhat faster than originally estimated in Budget 2021, with a small surplus in 2028. The government will continue to review premium rates following the results of its consultations on future EI reforms over the course of the next year and taking into consideration the progress of the economic recovery.

Details of Economic and Fiscal Projections	53

Other Revenues

Other revenues consist of three broad components: net income from enterprise Crown corporations; other program revenues from returns on investments, proceeds from the sales of goods and services, and other miscellaneous revenues; and net foreign exchange revenues.

•

Enterprise Crown corporation revenues are projected to increase by $19.4 billion in 2021-22 before growing at an average annual rate of 4.3 per cent over the remainder of the projection horizon. This reflects the outlooks presented in corporate plans of respective enterprise Crown corporations, as well as the impact of Bank of Canada programs introduced during COVID-19, including purchases of Government of Canada securities on the secondary market to support liquidity in financial markets.

•

Other program revenues are affected by consolidated Crown corporation revenues, interest rates, inflation, and exchange rate movements (which affect the Canadian-dollar value of foreign-denominated assets). These revenues are projected to increase by 22.5 per cent in 2021-22, primarily due to an increase in interest and penalty revenue since waivers provided as part of the government’s COVID-19 response in 2020-21, which reduced that year’s revenue, are no longer in effect and a projected increase in revenue from sales of goods and services (e.g. VIA Rail revenue, fees for passports and visas, and wireless spectrum auction revenue). Over the remainder of the forecast horizon, these revenues continue to grow largely as a result of increased return on investments and interest and penalty revenue.

•

Net foreign exchange revenues, which consist mainly of returns on Canada’s official international reserves held in the Exchange Fund Account, are volatile and sensitive to fluctuations in foreign exchange rates and foreign interest rates. Assets in the Exchange Fund Account are mainly invested in debt securities of sovereigns and their agencies, and are held to aid in the control and protection of the external value of the Canadian dollar and to provide a source of liquidity for the government, if required. These revenues are projected to increase as a result of higher expected interest rates.

54	Annex 1

Employment Insurance Operating Account

Employment Insurance Operating Account Projections

	2020-	2021-	2022-	2023-	2024-	2025-	2026-
	2021	2022	2023	2024	2025	2026	2027
EI premium revenues	22.4	24.2	26.3	28.2	30.1	32.1	34.3
EI benefits[1]	33.7	39.5	31.7	24.7	25.1	25.6	26.5
EI administration and other expenses[2]	2.5	2.9	2.1	2.0	2.0	2.0	2.0
	2020[3]	2021	2022	2023	2024	2025	2026	2027	2028
EI Operating Account annual balance	-6.4	-21.2	-10.0	1.5	3.1	4.8	6.0	7.5	7.7
EI Operating Account cumulative balance	1.3	-19.9	-29.9	-28.4	-25.3	-20.5	-14.5	-6.9	0.7[4]
Projected premium rate (per $100 of insurable earnings)	1.58	1.58	1.58	1.63	1.68	1.73	1.78	1.83	1.83

1  EI benefits include regular EI benefits, sickness, maternity, parental, compassionate care, fishing and work sharing benefits, and employment benefits and support measures. EI benefits exclude EI-Emergency Response Benefit costs as these will not be recovered via EI premiums in line with the government’s commitment to credit the EI Operating Account.

[2]  The remaining EI costs relate mainly to administration and are included in direct program expenses.

[3]  Values for 2020 are actual data. Values for 2021 and future years are a projection.

[4]  The EI Operating Account cumulative balance does not reach exactly zero at the end of the seven-year period as projected EI rates are rounded to the nearest whole cent per $100 of insurable earnings, in accordance with the Employment Insurance Act.

The Employment Insurance (EI) Operating Account operates within the Consolidated Revenue Fund. As such, EI-related revenues and expenses that are credited and charged to the Account, respectively, in accordance with the Employment Insurance Act, are consolidated with those of the government, and impact the budgetary balance. For consistency with the EI premium rate, which is set on a calendar-year basis with the objective of having the Account break even over time, the annual and cumulative balances of the Account are also presented on a calendar-year basis.

The EI Operating Account is expected to record annual deficits from 2020 to 2022 as a result of the increase in EI benefits (excluding the Emergency Response Benefit) and the temporary freeze on EI premiums through 2022. The Account is then projected to record annual surpluses due to projected increases in the premium rate until reaching $1.83. The increases reflect the practice of the break-even rate-setting mechanism that started with the setting of the 2017 premium rate.

The Chief Actuary at the Office of the Superintendent of Financial Institutions Canada estimates a flat seven-year break even rate of $1.81 per $100 of insurable earnings. This differs slightly from the $1.83 that is reached by the end of the period here due to the incorporation of assumptions to better align with the projected fiscal impacts. In particular, Department of Finance projections incorporate the legislatively mandated five-cent limit in annual changes to the premium rate and the premium-rate freeze in 2022.

Details of Economic and Fiscal Projections    55

Outlook for Program Expenses

Table A1.6

The Expense Outlook

billions of dollars

				Projection

	2020-	2021-	2022-	2023-	2024-	2025-	2026-
	2021	2022	2023	2024	2025	2026	2027

Major transfers to persons
Elderly benefits	58.5	61.6	68.3	73.0	77.4	81.9	86.5
Employment Insurance benefits[1]	58.4	39.5	31.7	24.7	25.1	25.6	26.5
COVID-19 income support for workers[2]	55.8	20.4	0.4	0.0	0.0	0.0	0.0
Canada Child Benefit[3]	27.4	26.4	25.5	25.8	26.5	27.3	28.2

Total	200.1	147.9	126.0	123.5	128.9	134.8	141.2
Major transfers to other levels of government
Canada Health Transfer	45.9	43.1	45.2	48.7	51.1	53.2	55.2
Canada Social Transfer	15.0	15.5	15.9	16.4	16.9	17.4	17.9
Equalization	20.6	20.9	21.9	23.6	24.8	25.8	26.8
Territorial Formula Financing	4.2	4.4	4.6	4.9	5.1	5.2	5.4
Canada Community-Building Fund	4.3	2.3	2.3	2.4	2.4	2.5	2.5
Home care and mental health	1.3	1.5	1.2	1.2	1.2	1.2	1.2
Canada-Wide Early Learning and Child Care[4]	0.0	3.0	4.5	5.5	6.5	7.7	7.7
Other fiscal arrangements[5]	15.4	-5.6	-6.0	-6.5	-6.8	-7.2	-7.5

Total	106.7	85.0	89.6	96.2	101.1	105.8	109.2
Direct program expenses
Proceeds from the pollution pricing framework returned[6]	4.6	4.8	7.9	11.0	12.3	14.3	16.2
Canada Emergency Wage Subsidy	80.2	20.3	0.0	0.0	0.0	0.0	0.0
Other transfer payments	98.0	98.5	79.4	77.2	73.6	75.5	75.5
Operating expenses[7]	119.1	123.7	113.4	112.5	111.0	112.0	113.2

Total	301.8	247.3	200.7	200.7	196.9	201.8	204.9

Total program expenses, excluding net actuarial losses	608.5	480.2	416.3	420.4	427.0	442.5	455.2
Net actuarial losses (gains)	15.3	10.3	7.9	5.9	2.3	0.5	-2.0
Per cent of GDP
Major transfers to persons	9.1	6.0	4.8	4.5	4.5	4.5	4.6
Major transfers to other levels of government	4.8	3.4	3.4	3.5	3.5	3.6	3.5
Direct program expenses	13.7	10.0	7.6	7.3	6.9	6.8	6.6
Total program expenses	27.6	19.3	15.7	15.2	14.9	14.9	14.8

Note: Totals may not add due to rounding.

[1]

EI benefits include regular EI benefits, sickness, maternity, parental, compassionate care, fishing and work-sharing benefits, and employment benefits and support measures. Remaining EI costs relate mainly to administration and are part of operating expenses. This includes the portion of payments for the Emergency Response Benefit charged to the EI Operating Account in 2019-20 and 2020-21, but there is no impact on the EI Operating Account since premium revenues will not be used for the Emergency Response Benefit as a credit has been made in 2020-21.

[2]	Includes the Canada Emergency Response Benefit, the Canada Recovery Benefit, the Canada Recovery Caregiving Benefit, the Canada Recovery Sickness Benefit, and the Canada Worker Lockdown Benefit.

[3]	Includes the Child Disability Benefit and residual payments for the Universal Child Care Benefit, now replaced by the Canada Child Benefit.

[4]

Canada-Wide Early Learning and Child Care transfer payments to provinces and territories, as included in Budget 2021, have been reclassified from Direct program expenses to Major transfers to other levels of government, with no impact on total program expenses. Amounts exclude funding for Indigenous Early Learning and Child Care, which are included in the other transfer payments line.

[5]

Other fiscal arrangements include the Quebec Abatement (Youth Allowances Recovery and Alternative Payments for Standing Programs); payments under the Canada-Nova Scotia Arrangement on Offshore Revenues; and potential Fiscal Stabilization payments. This also includes certain COVID-19 response measures such as the Safe Restart Agreement, Safe Return to Class Fund, the COVID-19 Essential Workers Support Fund and Canada’s COVID-19 Immunization Plan.

[6]	Includes fuel charge proceeds which will be returned to the province/territory of origin through Climate Action Incentive payments and other climate supports.

[7]	This includes capital amortization expenses.

The outlook for program expenses, shown in Table A1.6 above, provides an overview of the projection for program expenses by major component. As shown in the outlook, total program expenses as a share of GDP will continue to track downward, reflecting prudent and responsible fiscal management and a more normal trend in spending post-COVID-19.

56    Annex 1

Program expenses consist of three main categories: major transfers to persons, major transfers to other levels of government, and direct program expenses.

Major Transfers to Persons

Major transfers to persons consist of elderly benefits, Employment Insurance (EI) benefits, the Canada Child Benefit, and the Canada Emergency Response Benefit and Recovery Benefits.

Elderly benefits are projected to reach $61.6 billion in 2021-22, up 5.2 per cent compared to last year but slightly lower than originally forecast in Budget 2021. Over the remainder of the horizon, elderly benefits are forecast to grow by $4.9 billion per year on average. Growth in elderly benefits is due to the increasing population of seniors, reflecting this ongoing demographic change, and projected consumer price inflation, to which benefits are fully indexed, as well as the 10 per cent increase to Old Age Security payments for pensioners 75 and over on an ongoing basis as of July 2022 announced in Budget 2021.

EI benefits are projected to decrease to $39.5 billion in 2021-22, largely reflecting the expiration of temporary COVID-related EI measures and a lower unemployment rate. EI benefits are expected to fall further to $24.7 billion by 2023-24 as a result of the projected improvement in the labour market and grow at an average of 2.3 per cent annually thereafter.

The Canada Emergency Response Benefit was introduced as part of Canada’s COVID-19 Economic Response Plan to provide immediate assistance to Canadians not eligible for EI benefits. In September 2020, when this program ended, the government continued to support all Canadians with the Canada Recovery Benefit, the Canada Recovery Sickness Benefit, and the Canada Recovery Caregiving Benefit. While the Canada Recovery Benefit ended on October 23, 2021, the government is proposing to extend the sickness and caregiving benefits until May 7, 2022, and introduce the Canada Worker Lockdown Benefit. The latter is a targeted benefit available to workers who face direct work interruptions due to public health lockdowns that would be accessible up until May 7, 2022. These income support programs for workers are expected to cost $20.4 billion in 2021-22, decreasing to $0.4 billion in 2022-23 as the recovery strengthens and temporary programs end.

Canada Child Benefit (CCB) payments are projected to decrease 3.5 per cent to $26.4 billion in 2021-22, largely reflecting the conclusion of 2020-21 temporary top-up transfer. CCB benefits will decline further in 2022-23 due to the conclusion of the temporary supplement for families with young children introduced in the 2020 Fall Economic Statement. For the period of 2023-24 to 2026-27, CCB payments are expected to grow at an average annual rate of 2.5 per cent, reflecting forecasted consumer price inflation to which the benefits are indexed.

Major Transfers to Other Levels of Government

Major transfers to other levels of government, which include the Canada Health Transfer (CHT), the Canada Social Transfer (CST), Equalization, Territorial Formula Financing, and the Canada Community-Building Fund (formerly known as the Gas Tax Fund), among others, are expected to decrease by 20.3 per cent to $85 billion in 2021-22, a return to more normal levels following the unprecedented level of support provided to provinces and territories in 2020-21, during the height of the pandemic.

The CHT is projected to grow from $43.1 billion in 2021-22 to $55.2 billion in 2026-27, as it grows in line with a three-year moving average of nominal GDP growth, with funding guaranteed to increase by at least 3 per cent per year. The CST is legislated to grow at 3 per cent per year. Canada Community-Building Fund payments are indexed at 2 per cent per year, with increases applied in $100 million increments. Home care and mental health transfers are projected to be $1.5 billion in 2021-22, before stabilizing at $1.2 billion starting in 2022-23. Canada-Wide Early Learning and Child Care transfer payments will increase from $3.0 billion in 2021-22 to $7.7 billion in 2025-26.

Details of Economic and Fiscal Projections    57

Direct Program Expenses

Direct program expenses consist of proceeds from the pollution pricing framework returned, the Canada Emergency Wage Subsidy, other transfer payments administered by departments, and operating expenses.

•

Other transfer payments administered by departments are projected to increase slightly to $98.5 billion in 2021-22. After which they are projected to decline until 2024-25 at an average of 9.2 per cent annually. The decline is a result of the phasing out of pandemic supports, which is somewhat offset in the early years of the projection period by measures taken to support hardest-hit sectors through the recovery (e.g., the Hardest-Hit Business Recovery Program and Canada Recovery Hiring Program). From 2024-25 onwards, other transfer payments are forecasted to modestly increase to $75.5 billion by 2026-27.

•

Operating expenses, which are projected to increase 3.9 per cent to $123.7 billion in 2021-22, reflect the broad range of day-to-day costs of government operations for more than 100 government departments, agencies, and Crown corporations, in addition to pandemic-related expenses for the procurement of vaccines, personal protective equipment, and rapid testing kits. Operating expenses are then anticipated to decline, in line with the phasing out of pandemic supports, by an average of 3.6 per cent annually until 2024- 25, after which they are projected to stabilize with steady growth, reaching $113.2 billion by 2026-27.

Net Actuarial Losses

Net actuarial losses, which represent changes in the measurement of the government’s obligations for pensions and other employee future benefits, are expected to gradually decline over the forecast horizon, from a projected loss of $10.3 billion in 2021-22 to a projected net actuarial gain of $2.0 billion in 2026-27, reflecting higher expected interest rates used to measure the present value of the obligations.

Financial Source/Requirement

The financial/source requirement measures the difference between cash coming in to the government and cash going out. In contrast, the budgetary balance is presented on a full accrual basis of accounting, meaning that government revenues and expenses are recorded when they are earned or incurred, regardless of when the cash is received or paid. Table A1.7 provides a reconciliation of the two measures, starting with the budgetary balance. Non-budgetary transactions shown in the table reflect the reversal of certain revenues and expenses included in the budgetary balance that have no impact on cash flows in the year, such as the amortization of non-financial assets, and the addition of changes in asset and liability balances that have no accrual impact in a year but do result in the inflow or outflow of cash, such as the payment of accounts payable. Increases to liabilities or decreases to assets contribute towards a financial source, whereas decreases to liabilities and increases to assets contribute to a financial requirement.

58    Annex 1

Table A1.7

The Budgetary Balance, Non-Budgetary Transactions and Financial Source/Requirement

billions of dollars

				Projection
	2020–	2021–	2022–	2023–	2024–	2025–	2026–
	2021	2022	2023	2024	2025	2026	2027

Budgetary balance	-327.7	-144.5	-58.4	-43.9	-29.1	-22.7	-13.1

Non-budgetary transactions

Pensions and other accounts	16.9	11.5	9.1	6.4	2.2	0.0	-1.3

Non-financial assets	-9.5	0.5	-2.7	-2.4	-2.3	-1.9	-1.9

Loans, investments and advances
Enterprise Crown corporations	5.5	-5.5	-9.9	-9.8	-8.4	-10.1	-9.8

Other	-31.9	-7.9	30.5	-2.9	-3.6	-3.6	-2.6

Total	-26.4	-13.4	20.6	-12.7	-11.9	-13.7	-12.5

Other transactions

Accounts payable, receivable, accruals and allowances	19.9	-4.4	-28.9	-10.8	-7.2	-7.3	-7.2

Foreign exchange activities	12.3	-5.5	-4.0	-4.0	-4.1	-3.3	-3.2

Total	32.2	-9.9	-32.9	-14.8	-11.3	-10.7	-10.4

Total	13.2	-11.3	-6.0	-23.5	-23.3	-26.3	-26.0

Financial source/requirement	-314.6	-155.8	-64.4	-67.4	-52.5	-49.0	-39.2

As shown in Table A1.7, a financial requirement is projected in each year over the forecast horizon, largely reflecting financial requirements associated with the projected budgetary balance. Reflecting an overall better fiscal outlook and less need for cash, the total financial requirement for 2021-22 of $155.8 billion is approximately $35 billion lower than forecast in Budget 2021.

A financial source is projected for pensions and other accounts for 2021-22 to 2024-25. Pensions and other accounts include the activities of the Government of Canada’s employee pension plans and those of federally appointed judges and Members of Parliament, as well as a variety of other employee future benefit plans, such as health care and dental plans, and disability and other benefits for veterans and others. The financial source for pensions and other accounts reflects the difference between non-cash pension and benefit expenses recorded as part of the budgetary balance to reflect the value of benefits earned by employees during a fiscal year and the annual cash outflows for benefit payments.

Financial requirements for non-financial assets mainly reflect the difference between cash outlays for the acquisition of new tangible capital assets and the amortization of capital assets included in the budgetary balance. They also include disposals of tangible capital assets and changes in inventories and prepaid expenses. A net financial source of $0.5 billion is projected for 2021-22.

Details of Economic and Fiscal Projections    59

Loans, investments and advances include the government’s investments in enterprise Crown corporations, including Canada Mortgage and Housing Corporation, Export Development Canada, the Business Development Bank of Canada, and Farm Credit Canada. They also include loans, investments and advances to national and provincial governments and international organizations, and under government programs, including the Canada Emergency Business Account (CEBA). The projected financial requirement in 2021-22 mainly reflects the disbursement of loans under CEBA and loans advanced to enterprise Crown corporations under the consolidated borrowing framework. A financial source is projected for 2022-23, largely reflecting the anticipated repayment of CEBA loans. Financial requirements are projected from 2023-24 to 2026-27, reflecting retained earnings of enterprise Crown corporations, as well loans provided to Crown corporations and third parties.

In general, loans, investments and advances are expected to generate additional revenues for the government in the form of interest or additional net profits of enterprise Crown corporations, which partly offset debt charges associated with these borrowing requirements. These revenues are reflected in projections of the budgetary balance.

Other transactions include the payment of tax refunds and other accounts payable, the collection of taxes and other accounts receivable, the conversion of other accrual adjustments included in the budgetary balance into cash, as well as foreign exchange activities. Projected cash requirements over the forecast horizon mainly reflect the payment of accounts payable, forecast increases in the government’s official international reserves held in the Exchange Fund Account, as well as projected growth in accounts receivable, in line with historical trends.

Alternative Economic Scenarios

Uncertainty surrounding the economic outlook continues to be elevated in particular with the Omicron variant and ongoing supply shortages. While many supply-side issues are expected to gradually ease in 2022, the situation remains fluid and could last for longer than expected. The longer-term trajectory of the pandemic and economic behaviour are equally uncertain. In this context, the Department of Finance Canada has considered two alternative scenarios to the projections of the private sector economists which reflect downside and upside risks to the outlook.

Slower Recovery Scenario

In this scenario, we consider the impact of more prolonged supply-side issues and difficulty in adapting to COVID-19 if new variants of concern, such as Omicron, delay the return to normal economic conditions. Resurgent waves of the virus prevent a full recovery in hard-hit businesses in sectors requiring close contact, large gatherings, or international travel—leading to persistent unevenness that weighs on Canada’s economic potential. The ongoing pandemic also exacerbates the supply disruptions and labour shortages impacting a range of industries, with acute challenges extending until 2023. Meanwhile, the severe flooding in B.C. puts additional pressure on supply chains in the near term, weighing on the recovery in the fourth quarter of 2021. Despite weaker growth over this year and next, supply and labour shortages create significant cost pressures that keep inflation elevated into the second half of 2022, though inflation is somewhat weaker than currently expected over the remainder of the forecast horizon.

Overall, the downside risk scenario suggests a reduced pace of growth over the next few quarters until the end of 2022 compared to the November survey outlook. This reduces the rebound in real GDP to around 4.4 per cent in 2021 and 2.8 per cent in 2022, compared to growth rates of, respectively, 4.6 per cent and 4.2 per cent expected in the November 2021 survey (Table A1.8). However, the recovery is expected to accelerate in early 2023, maintaining annual growth rates of about 2.7 per cent in both 2023 and 2024.

In this scenario, the level of nominal GDP is expected to be about $45 billion lower on average per year over the 2022-2026 period compared to the November 2021 survey.

60    Annex 1

Faster Recovery Scenario

In this scenario, we consider a world in which supply-side issues are resolved more quickly than expected. While certain industries continue to face challenges, the most acute supply and labour shortages ease by early 2022 as businesses adjust their supply chains and boost capital spending to alleviate capacity pressures and supply shortages. Meanwhile, Canadian consumers and businesses quickly adapt to ongoing COVID-19 risks, enabling a shift in spending from goods to services that takes pressure off supply chains and supports a robust recovery in hard-hit sectors. With stronger growth, inflation pressures could be stronger than expected over the near-term as robust demand offsets fading pressures from supply constraints.

Overall, the upside risk scenario suggests much faster growth starting in the second quarter of 2022 compared to the November survey forecast, with growth slowing in mid-2023, resulting in annual growth rates of 5.0 per cent in 2022 and 3.7 per cent in 2023, followed by slower growth of around 1.7 per cent in 2024.

In this scenario, the level of nominal GDP is expected to be about $47 billion higher on average per year over the 2022-2026 period compared to the November 2021 survey.

Table A1.8

Department of Finance Alternative Scenarios

Per cent, unless otherwise indicated

	2021Q4	2022Q1	2022Q2	2021	2022	2023	2024	2025	2026

Real GDP Growth

Economic and Fiscal Update 2021	5.1	4.8	4.9	4.6	4.2	2.8	2.0	1.8	1.8

Scenario: Slower Recovery	2.0	3.5	3.1	4.4	2.8	2.7	2.7	1.9	1.8

Scenario: Faster Recovery	5.9	5.2	6.3	4.6	5.0	3.7	1.7	1.7	1.8

GDP Inflation

Economic and Fiscal Update 2021	3.0	0.9	1.2	7.6	2.2	1.5	1.9	1.9	1.9

Scenario: Slower Recovery	3.3	0.9	1.1	7.6	2.2	1.2	1.7	1.8	1.8

Scenario: Faster Recovery	2.7	0.9	1.3	7.5	2.2	1.8	2.0	1.9	1.9

Nominal GDP Growth

Economic and Fiscal Update 2021	8.2	5.7	6.1	12.5	6.6	4.3	3.9	3.7	3.8

Scenario: Slower Recovery	5.3	4.4	4.2	12.3	5.0	4.0	4.5	3.6	3.7

Scenario: Faster Recovery	8.8	6.1	7.7	12.5	7.4	5.6	3.7	3.6	3.7

Nominal GDP Level ($ billions)

Economic and Fiscal Update 2021				2,482	2,644	2,758	2,866	2,973	3,086

Scenario: Slower Recovery				2,477	2,602	2,705	2,826	2,929	3,037

Scenario: Faster Recovery				2,482	2,667	2,815	2,919	3,024	3,136

Difference between Economic and Fiscal Update 2021 and Scenario: Slower Recovery				-4	-42	-53	-39	-44	-48

Difference between Economic and Fiscal Update 2021 and Scenario: Faster Recovery				1	23	57	53	51	51

Unemployment Rate

Economic and Fiscal Update 2021	6.7	6.4	6.1	7.6	6.1	5.7	5.7	5.6	5.7

Scenario: Slower Recovery	6.7	6.7	6.4	7.6	6.3	5.9	5.7	5.6	5.7

Scenario: Faster Recovery	6.6	6.3	6.0	7.5	5.9	5.5	5.6	5.6	5.7

Details of Economic and Fiscal Projections    61

	2021Q4	2022Q1	2022Q2	2021	2022	2023	2024	2025	2026

3-month Treasury Bill Rate

Economic and Fiscal Update 2021	0.2	0.2	0.3	0.1	0.5	1.2	1.6	1.9	2.0

Scenario: Slower Recovery	0.2	0.2	0.3	0.1	0.5	1.2	1.6	1.9	2.0

Scenario: Faster Recovery	0.2	0.2	0.3	0.1	0.5	1.3	1.7	2.0	2.1

10-Year Government Bond Rate

Economic and Fiscal Update 2021	1.5	1.8	1.9	1.4	1.9	2.3	2.5	2.7	2.9

Scenario: Slower Recovery	1.5	1.8	1.9	1.4	1.9	2.2	2.4	2.7	2.8

Scenario: Faster Recovery	1.6	1.8	1.9	1.4	1.9	2.3	2.6	2.8	3.0

Sources: Statistics Canada; for Economic and Fiscal Update 2021, Department of Finance Canada November 2021 survey of private sector economists, which has been adjusted to incorporate the actual results of the National Accounts for the third quarter of 2021 and the historical revisions released on November 30th; Department of Finance Canada calculations.

The potential impact of these alternative scenarios on the projected federal deficit and debt-to-GDP ratio is shown in Charts A1.1 and A1.2 below. The relative change in economic activity under both scenarios would be expected to affect tax revenues, and expenses such as Employment Insurance benefits, the government’s economic recovery programs including the Canada Recovery Benefits, and major health and social transfer payments to provinces. In the slower recovery scenario, supports for businesses in hard-hit sectors are expected to experience greater takeup in addition to income supports for workers in these industries. In the faster recovery scenario, lower usage of income and rent supports is somewhat offset by increased uptake of rehiring supports available to hard-hit business.

In total, the slower recovery scenario could be expected to add about $6 billion on average to the deficit across the horizon, and 1.8 percentage points to the federal debt-to-GDP ratio by 2026-27. In the faster recovery scenario, the deficit would be reduced by approximately $6 billion, on average across the projection, and the federal debt-to-GDP ratio would fall 1.9 percentage points to 42.1 per cent by 2026-27.

Even in the case of the slower recovery scenario, the federal debt-to-GDP outlook would be lower than the baseline forecast of Budget 2021, tabled just months ago.

62    Annex 1

Supplementary Information

Sensitivity of Fiscal Projections to Economic Shocks

Changes in economic assumptions affect the projections for revenues and expenses. The following tables illustrate the sensitivity of the budgetary balance to a number of economic shocks:

•	A one-year, 1-percentage-point decrease in real GDP growth driven equally by lower productivity and employment growth.

•

A decrease in nominal GDP growth resulting solely from a one-year, 1-percentage-point decrease in the rate of GDP inflation (assuming that the Consumer Price Index (CPI) moves in line with GDP inflation).

•	A sustained 100-basis-point increase in all interest rates.

These sensitivities are generalized rules of thumb that assume any decrease in economic activity is proportional across income and expenditure components, and are meant to provide a broad illustration of the impact of economic shocks on the outlook for the budgetary balance. The sensitivity analysis conducted in this section has been presented routinely in budgets since 1994, and is separate from the scenarios for a faster or slower recovery presented earlier in this annex. Actual economic shocks may have different fiscal impacts. For example, they may be concentrated in specific sectors of the economy or cause different responses in key economic variables (e.g., GDP inflation and CPI inflation may have different responses to a given shock).

Table A1.9

Estimated Impact of a One-Year, 1-Percentage-Point Decrease in Real GDP Growth on Federal Revenues, Expenses and Budgetary Balance

billions of dollars

	Year 1	Year 2	Year 5

Federal revenues
Tax revenues

Personal income tax	-2.8	-2.9	-3.4

Corporate income tax	-0.6	-0.6	-0.8

Goods and Services Tax	-0.4	-0.4	-0.5

Other	-0.2	-0.2	-0.2

Total tax revenues	-3.9	-4.2	-4.8
Employment Insurance premiums	-0.1	-0.2	-0.2
Other revenues	-0.1	-0.1	-0.2
Total budgetary revenues	-4.2	-4.4	-5.1

Federal expenses
Major transfers to persons

Elderly benefits	0.0	0.0	0.0

Employment Insurance benefits	1.0	1.0	1.1

Canada Child Benefit	0.0	0.1	0.1

Total major transfers to persons	1.0	1.1	1.2
Other program expenses	-0.4	-0.5	-0.8
Public debt charges	0.1	0.2	0.6
Total expenses	0.6	0.8	1.0

Budgetary balance	-4.9	-5.2	-6.2

Details of Economic and Fiscal Projections    63

A 1-percentage-point decrease in real GDP growth proportional across income and expenditure components reduces the budgetary balance by $4.9 billion in the first year, $5.2 billion in the second year, and $6.2 billion in the fifth year (Table A1.9).

•

Tax revenues from all sources fall by a total of $3.9 billion in the first year. Personal income tax revenues decrease as employment and the underlying tax base fall. Corporate income tax revenues fall as output and profits decrease. GST revenues decrease as a result of lower consumer spending associated with the fall in employment and personal income.

•

EI premium revenues are relatively unchanged, as the EI premium rate is bound by the 5-cent maximum annual increase throughout the baseline forecast. EI revenues would typically rise as a result of this shock, as the EI premium rate increases under the seven-year break-even mechanism, adjusting to offset the increase in benefits such that the EI Operating Account balances over time.

•

Expenses rise, mainly reflecting higher EI benefits (due to an increase in the number of unemployed) and higher public debt charges (reflecting a higher stock of debt due to the lower budgetary balance). This rise is partially offset by lower other program expenses (as certain programs are linked to growth in nominal GDP).

Table A1.10

Estimated Impact of a One-Year, 1-Percentage-Point Decrease in GDP Inflation on Federal Revenues, Expenses and Budgetary Balance

billions of dollars

	Year 1	Year 2	Year 5

Federal revenues
Tax revenues

Personal income tax	-2.6	-2.5	-2.6

Corporate income tax	-0.6	-0.6	-0.8

Goods and Services Tax	-0.4	-0.4	-0.5

Other	-0.2	-0.2	-0.2

Total tax revenues	-3.8	-3.7	-4.0
Employment Insurance premiums	0.0	-0.1	-0.2
Other revenues	-0.1	-0.1	-0.2
Total budgetary revenues	-3.9	-3.9	-4.4

Federal expenses
Major transfers to persons

Elderly benefits	-0.4	-0.8	-0.9

Employment Insurance benefits	0.1	0.1	0.2

Canada Child Benefit	0.0	-0.1	-0.3

Total major transfers to persons	-0.3	-0.8	-1.0
Other program expenses	-0.8	-0.9	-1.9
Public debt charges	-0.6	0.0	0.0
Total expenses	-1.7	-1.7	-2.9

Budgetary balance	-2.2	-2.2	-1.5

64    Annex 1

A 1-percentage-point decrease in nominal GDP growth proportional across income and expenditure components, resulting solely from lower GDP inflation (assuming that the CPI moves in line with GDP inflation), lowers the budgetary balance by $2.2 billion in the first year, $2.2 billion in the second year, and $1.5 billion in the fifth year (Table A1.10).

•

Lower prices result in lower nominal income and, as a result, personal income tax revenues decrease. As the parameters of the personal income tax system are indexed to inflation, the fiscal impact is smaller than under the real shock. For the other sources of tax revenue, the negative impacts are similar under the real and nominal GDP shocks.

•	EI premium revenues decrease in response to lower earnings.

•	Other revenues decline slightly as lower prices lead to lower revenues from the sales of goods and services.

•

Partly offsetting lower revenues are the declines in the cost of statutory programs that are indexed to inflation, such as elderly benefit payments, which puts downward pressure on federal program expenses. In addition, other program expenses are also lower as certain programs are linked directly to growth in wages and nominal GDP.

•	Public debt charges decline in the first year due to lower costs associated with Real Return Bonds.

Table A1.11

Estimated Impact of a Sustained 100-Basis-Point Increase in All Interest Rates on Federal Revenues, Expenses and Budgetary Balance

billions of dollars

	Year 1	Year 2	Year 5
Federal revenues	-0.5	0.9	3.6

Federal expenses	4.4	6.7	10.0

Of which: public debt charges	4.4	6.7	10.0

Budgetary balance	-4.9	-5.8	-6.4

A 1 per cent increase in interest rates decreases the budgetary balance by $4.9 billion in the first year, $5.8 billion in the second year, and $6.4 billion in the fifth year (Table A1.11). Higher interest rates directly impact estimated public debt charges on marketable debt in two ways. First, interest costs increase as existing debt matures and is refinanced at higher rates. Second, rising rates increase the expected cost of future borrowing needs. Public debt charges are estimated based on the current expectations for future changes in interest rates, which are subject to change based on economic conditions.

It is important to note that interest rates also directly affect other government revenue and expenses and that they typically do not change in isolation. That is, with higher interest rates, the government would realize some offsetting benefits, including:

•	Higher revenues from the government’s interest-bearing assets, which are recorded as part of other revenues;

•	Corresponding downward adjustments that reduce public sector pensions and employee benefits obligations, which are not incorporated in the table above; and,

•	Higher government tax revenues if interest rate increases were due to stronger economic growth (also not included in the table above).

Even with a 1 per cent increase in interest rates, public debt charges are sustainable and would remain near historic lows as a proportion of GDP. Further discussion of historical and forecasted public debt charges can be found in Chapter 3 (Chart 3.4).

Details of Economic and Fiscal Projections    65

Policy Actions Taken since the 2021 Budget

Since 2016, the government has provided a transparent overview of all off-cycle spending. The investments (Table A1.12) ensure that Canadians are continually well served by the programs they rely on and that government operations carry on as usual.

Table A1.12

Policy Actions since the 2021 Budget

millions of dollars

	2021– 2022	2022– 2023	2023– 2024	2024– 2025	2025– 2026	2026– 2027

Government Operations, Fairness and Openness	14	249	162	140	164	143

Financial restructuring of the Lower Churchill Projects	14	14	13	13	12	12

Implementation of the Agreement in Principle on the financial restructuring for the Lower Churchill Projects between the Government of Canada and the Government of Newfoundland and Labrador signed July 28, 2021. Measures include: 1) a $1 billion investment in the province’s portion of the Projects’ Labrador–Island Link; 2) a third federal loan guarantee of $1 billion for the Projects’ Muskrat Falls and Labrador Transmission Assets; and 3) a waiver of the guarantee fee for the second federal loan guarantee entered into May 10, 2017.

Transfer of Hibernia Net Profits Interest (NPI) and Incidental Net Profits Interest (INPI) Net Revenues to Newfoundland and Labrador	0	235	148	127	151	131

Implementation of the Government of Canada’s commitment to make annual transfers to the Government of Newfoundland and Labrador equivalent to Canada’s yearly net revenue from the Hibernia offshore oil project Net Profit Interest (NPI) and Incidental Net Profit Interest (INPI), as announced on July 28, 2021. This is subject to a legislative appropriation which will be forthcoming.

Supporting the City of Burnaby’s Emergency Response Capacity	2	2	2	2	2	2

Less: Funds Sourced From Existing Departmental Resources	-2	-2	-2	-2	-2	-2

Funding from Pacific Economic Development Canada to provide support to the City of Burnaby to increase their emergency response capacity through the establishment of a new fire hall.

Growth, Innovation, Infrastructure and the Environment	-1,593	64	397	219	200	155

Historic Investments in Canada’s Natural Legacy	6	12	24	21	19	0

Funding provided to the Parks Canada Agency to support conservation activities.

Encourage Canadians to Take Environmental and Climate Change Action	6	0	0	0	0	0

Funding for Environment and Climate Change Canada to encourage Canadians to take concrete actions that will help fight climate change and achieve a cleaner and safer environment.

Support to the Confederation Bridge Operator	3	0	0	0	0	0

Funding proposed for Transport Canada to cover toll revenue shortfalls on the Confederation Bridge related to decreased traffic due to the COVID-19 pandemic, as announced on August 12, 2021. Funding will enable the operator, Strait Crossing Bridge limited, to avoid increasing tolls to recover losses.

66    Annex 1

	2021– 2022	2022– 2023	2023– 2024	2024– 2025	2025– 2026	2026– 2027

Support for Ocean Networks Canada	9	0	0	0	0	0

Funding proposed for Fisheries and Oceans Canada to support Ocean Networks Canada, an initiative of the University of Victoria, with their ocean research and observation activities to help protect Canada’s oceans, as announced on August 11, 2021. Ocean observation will help support the sustainable management of the ecosystems and species that Canadians depend on for our livelihood, safety and culture. This will help provide the information we need to overcome modern ocean challenges – like warming oceans, rising sea levels and ocean acidification.

Contributing Canadian-made Technology to the International Square Kilometre Array Observatory	3	13	0	0	0	0

Less: Funds Sourced From Existing Departmental Resources	-3	0	0	0	0	0

The Square Kilometre Array Observatory is a partnership among over a dozen countries to build the world’s largest radio telescope, involving thousands of dishes located in South Africa and Australia to provide astronomers images of large areas of sky with unprecedented detail. Funding would support Canada’s continued status as observer in the partnership and support the development and provision of advanced processing technology to this groundbreaking endeavor.

Old Port of Montréal Revitalization	0	11	18	15	9	0

Approval for Canada Lands Company to implement the initial phase of the Old Port of Montréal Master Plan, funded through the reallocation of planned dividends to the federal government. This initiative, announced on August 13, 2021, will revitalize the site, improve green and public spaces, and enhance visitor safety and accessibility.

Modernizing Rail Safety and Security	41	28	20	7	7	0

Funding proposed for Transport Canada to further improve the safety and security of Canada’s rail system, as announced on August 13, 2021. This will help advance the safe and secure transportation of people and goods by rail in Canada.

AgriRecovery funding to support farmers facing extreme weather	400	0	0	0	0	0

Funding authorized for Agriculture and Agri-Food Canada to help farmers in Ontario and Western Canada pay for the extraordinary costs created by the historical drought they faced during Summer 2021.

Price and Volume Protection for Real Federal Property	2	107	107	107	107	107

Funding for Public Services and Procurement Canada to maintain current office, common use accommodation, and related real property service levels for federal departments and agencies.

Delivering Climate Action Incentive Payments Quarterly	-2,085	-150	95	20	10	0

Canada Revenue Agency Administrative Costs	15	53	50	48	48	48

Under the government’s proposal, starting in July 2022, individuals in backstop provinces will receive Climate Action Incentive payments quarterly through the benefit system (first announced in Budget 2021). This will provide payments on a more regular basis. This change results in a positive fiscal impact upfront strictly owing to accounting differences in the treatment of payments delivered through the benefit system, compared to the T1 system previously. On a cash basis all proceeds raised are returned to Canadians from the federal pollution pricing framework to the jurisdiction of origin, as has always been the approach of the government. In addition, funding is also proposed for the Canada Revenue Agency to continue administering these payments.

Details of Economic and Fiscal Projections    67

	2021– 2022	2022– 2023	2023– 2024	2024– 2025	2025– 2026	2026– 2027

Returning the proceeds from the price on pollution directly to farmers	34	107	80	0	0	0

Canada Revenue Agency Administrative Costs	3	4	2

Less: Funds Previously Provisioned in the Fiscal Framework	-100	-122	0	0	0	0

Consistent with the government’s Budget 2021 commitment, starting for the 2021-22 fuel charge year, it is proposed that a portion of proceeds from the price on pollution be returned directly to eligible farming businesses in backstop provinces via refundable tax credits. In addition, funding is also proposed for the Canada Revenue Agency to administer these credits.

Support for Reliable Transportation in Northern Manitoba	30	10	0	0	0	0

Less: Funds Sourced From Existing Departmental Resources	-30	-10	0	0	0	0

Funding provided to Indigenous Services Canada to support urgent repairs and maintenance on the Hudson Bay Railway by the Indigenous-owned Arctic Gateway Group Limited Partnership, as announced on August 6, 2021. This will preserve transportation links for both people and essential goods between remote communities in northern Manitoba and the rest of Canada and expand economic opportunities for communities in the North.

Top-up for the Incentives for Zero-Emission Vehicles Program	73	0	0	0	0	0

Funding proposed for Transport Canada for the Incentives for Zero-Emission Vehicles program. This will allow Transport Canada to continue offering purchase incentives for zero emission vehicles until the end of March 2022.

Labour Markets, Health, Safety and Economic Prosperity of Canadians	336	198	52	32	11	1

Supporting the Public Inquiry into the Nova Scotia Tragedy	11	1	0	0	0	0

Additional funding for the Privy Council Office, to support a joint federal-provincial public inquiry into the April 2020 tragedy in Nova Scotia.

Procurement Strategy for Indigenous Business	3	9	9	8	8	0

Funding provided for Indigenous Services Canada and the Treasury Board Secretariat to work to meet Canada’s target of 5 per cent of federal contracts being awarded to businesses managed and led by Indigenous peoples as announced on August 6, 2021. The funding will be used to modernize the Procurement Strategy for Aboriginal Business, engage and consult with Indigenous partners and rights holders, and implement a reporting framework.

New support for child and family services in Cowessess First Nation	25	13	0	0	0	0

Less: Funds Sourced From Existing Departmental Resources	-4	-1	0	0	0	0

Funding proposed for Indigenous Services Canada to support a coordination agreement with Cowessess First Nation to exercise jurisdiction over child and family services under An Act respecting First Nations, Inuit and Métis children, youth and families, as announced on July 6, 2021.

Addressing the legacy of residential schools	164	131	9	13	3	0

Funding is proposed for the departments of Canadian Heritage, Crown-Indigenous Relations and Indigenous Services Canada to further address the tragic legacy of residential schools. Funding will allow more Indigenous communities to undertake the work to locate, document and commemorate the burials of children who died while attending residential schools, enhance residential schools commemoration activities, install a National Residential Schools Monument, increase access to trauma-informed health and cultural support services and support the demolition and rehabilitation of residential school sites, as announced on August 10, 2021.

68    Annex 1

	2021– 2022	2022– 2023	2023– 2024	2024– 2025	2025– 2026	2026– 2027

Modernization of the Official Languages Act	0	16	0	0	0	0

Funding proposed for Canadian Heritage, the Treasury Board Secretariat, the Commissioner of Official Languages, and Immigration, Refugees and Citizenship Canada to support the implementation of the proposed An Act for the Substantive Equality of French and English and the Strengthening of the Official Languages Act, upon Royal Assent.

Supporting the Construction of the New Library and Archives/Ottawa Public Library Joint Facility Project	0	0	0	0	1	1

Funding provided to Library and Archives Canada to address updated construction cost estimates to build a new facility in collaboration with the City of Ottawa and Ottawa Public Library, as announced on October 27, 2021. This new facility will house part of Library and Archives Canada’s public services and programs in the National Capital Region.

Funding for British Columbia Homelessness Initiatives	120	0	0	0	0	0

Funding proposed for Employment and Social Development to support the Government of British Columbia’s provincially-led homelessness initiatives. This will help the province provide temporary housing, reduce crowding in existing homelessness shelters, and provide safe isolation spaces for vulnerable populations and individuals experiencing homelessness until permanent housing is available.

Supporting those Affected by British Columbia Wildfires	5	0	0	0	0	0

Funding for Public Safety Canada to match donations to the Canadian Red Cross British Columbia Fires Appeal Fundraising Campaign. The campaign supported relief efforts for those affected by the fires, and will contribute to longer-term recovery, as announced on July 11, 2021.

Accelerating the Work to Implement Pharmacare in Prince Edward Island	3	11	11	11	0	0

Funding proposed for Prince Edward Island to accelerate the implementation of national universal pharmacare in the province, as announced on August 11, 2021. This will allow the province to add new drugs to its list of covered drugs and lower out of pocket costs for drugs covered under existing public plans for Island residents.

Investing in a Sustainable Pesticide Regulatory System	9	18	23	0	0	0

Funding proposed for Health Canada, Agriculture and Agri-Food Canada and Environment Canada to strengthen the Pest Management Regulatory Agency, including increasing the availability of independent data to further support pesticide review decisions. Funding will also support work to accelerate the research, development and adoption of alternative pest management solutions. This measure was announced on August 4, 2021.

Trade, International Relations and Security	358	379	340	414	490	41

Increased Contributions for the Service Income Security Insurance Plan	109	26	26	26	26	26

Funding proposed for the Department of National Defence to cover increased contributions under the Service Income Security Insurance Plan, the long-term disability plan for members of the Canadian Armed Forces, to reflect salary increases for Canadian Armed Forces members. This will ensure that disabled veterans receive the benefits to which they are entitled.

Details of Economic and Fiscal Projections    69

	2021– 2022	2022– 2023	2023– 2024	2024– 2025	2025– 2026	2026– 2027

Canada’s International Climate Finance	553	620	684	749	846	0

Less: Funds Previously Provisioned in the Fiscal Framework	-200	-179	-200	-200	-200	0

Less: Funds Sourced From Existing Departmental Resources	-204	-225	-204	-204	-204	0

Funding proposed for Global Affairs Canada and Environment and Climate Change Canada to support developing countries in combatting climate change and adapting to its harmful consequences, as announced at the G7 Leader’s Summit on June 13, 2021. This contribution will help facilitate the transition to sustainable, low-carbon, climate- resilient, nature-positive and inclusive development.

Contributing to the Global Partnership for Education and to other international assistance priorities	100	100	60	60	60	0

Less: Funds Sourced From Existing Departmental Resources	0	0	-60	-60	-60	0

Funding proposed for Global Affairs Canada to support Canada’s pledge to the Global Partnership for Education and for other international assistance priorities, as announced at the G7 Leaders’ Summit on June 13, 2021. This contribution will help build stronger education systems, as well as to improve the volume, quality and efficiency of domestic resources for education in the world’s poorest countries. These resources will also support other international assistance priorities.

Humanitarian Assistance for West Bank and Gaza	22	3	0	0	0	0

Less Funds Sourced From Existing International Assistance Envelope – Crisis Pool Resources and Other Departmental Resources	-22	-3	0	0	0	0

Funding allocated to Global Affairs Canada to support Palestinian civilians in West Bank and Gaza, as announced on May 28, 2021. These funds were provided to United Nations agencies and other organizations with proven track records of delivering assistance effectively and in accordance with Canadian requirements. Funding is sourced from existing International Assistance Envelope – Crisis Pool resources and other departmental resources.

International Commitment on Care Work	10	15	35	20	20	0

Less Funds Sourced From Existing International Assistance Envelope – Strategic Priorities Funds Resources and Other Departmental Resources	-10	-15	-35	-20	-20	0

Funding proposed for Global Affairs Canada to support Canada’s international commitment on care work, as announced at the Generation Equality Forum on June 30-July 2, 2021. This contribution will support the empowerment and socio-economic well-being of women and girls in developing countries, through a more equal distribution of care responsibilities. Funding is sourced from existing International Assistance Envelope – Strategic Priorities Fund resources and other departmental resources.

Responding to Global Food Crises	150	0	0	0	0	0

Less Funds Sourced From Existing International Assistance Envelope – Crisis Pool Resources and Other Departmental Resources	-150	0	0	0	0	0

Funding allocated for Global Affairs Canada to respond to global food crises, as announced on August 13, 2021. These resources will provide food and nutrition focused humanitarian assistance in the world’s poorest countries. Funding is sourced from existing International Assistance Envelope – Crisis Pool resources and other departmental resources.

70    Annex 1

	2021–	2022–	2023–	2024–	2025–	2026–
	2022	2023	2024	2025	2026	2027

Renewing Canada’s Engagement in UN Peace Operations	0	47	43	53	22	15

Less: Funds Sourced From Existing Departmental Resources	0	-10	-10	-10	0	0

Funding proposed for Global Affairs Canada to renew Canada’s engagement in United Nations peace operations. This will allow Canada to shape United Nations peace operations to make them more effective and inclusive, while preventing conflict and supporting peacebuilding efforts. A portion of the funding is sourced from existing departmental resources.

Tax and Financial Sector Policy	0	30	25	25	25	25

Reduction in Underused Housing Tax Revenues Resulting from Vacation Property Exemption	0	30	25	25	25	25

Budget 2021 announced the government’s intention to implement a national, annual 1-per-cent tax on the value of non-resident, non-Canadian owned residential real estate in Canada that is considered to be vacant or underused. It is proposed that the tax be effective for the 2022 calendar year. The government also plans to bring forward an exemption for certain vacation/recreational properties that would be effective for the 2022 calendar year.

(Net) Fiscal Impact of Non-Announced Measures since Budget 2021	2,729	2,109	1,001	750	814	460

The net fiscal impact of measures that are not announced is presented at the aggregate level, and would include provisions for anticipated Cabinet decisions not yet made (including the use of such provisions from previous budgets or updates) and funding decisions related to national security, commercial sensitivity, contract negotiations and litigation issues.

Net Fiscal Impact – Total Policy Actions Taken Since Budget 2021	1,843	3,029	1,976	1,580	1,704	825

Note: Totals may not add due to rounding.

Details of Economic and Fiscal Projections    71

Canada’s COVID-19 Economic Response Plan

Since March 2020, the government has committed over $346 billion – 15.7 per cent of 2020 GDP – to support Canadians through the pandemic, with major investments in health care, procuring vaccines and personal protective equipment, in income support, and responding to businesses’ urgent needs. Altogether, these investments by the federal government represent 8 out of every 10 dollars provided in Canada to fight COVID-19 and support Canadians.

Table A1.13 below updates the overview of Canada’s COVID-19 Economic Response Plan detailed in Chapters 1 and 2 of the Fall Economic Statement 2020, with new COVID response measures included in this Economic and Fiscal Update.

Table A1.13

Canada’s COVID-19 Economic Response Plan – Detailed Overview

		Net Fiscal Impact (Accrual)

	Impact Value[1]	2019– 2020	2020– 2021	2021– 2022	Future Years[2]

Protecting Health and Safety

Safe Restart Agreement	19,909	-	19,909	-	-

Safe Return to Class	2,000	-	2,000	-	-

Vaccines and Therapeutics	14,340	-	7,520	6,530	826

PPE and Medical Equipment	5,352	200	3,331	1,821	289

Long-Term Care	1,340	-	824	516	1

Helping Health Care Systems Recover	4,000	-	4,000	-	-

Canada’s COVID-19 Immunization Plan	1,000	-	1,000	-	-

Other Public Health Support	11,445	382	6,830	3,877	431

Enhanced Border and Quarantine Measures[3]	894	-	-	894	-

Vaccines Mandates - Core Public Administration and the Royal Canadian Mounted Police[5]	86	-	-	86	113

Vaccines Mandates – Making Travel Safer	5	-	-	5	33

Rapid Tests	1,450	-	-	1,450	-

Additional COVID-19 Therapeutics Procurement	1,000	-	-	1,000	1,000

Improving Ventilation in Schools and Community Buildings — Safe Return to Class Fund	110	-	-	110	-

Support for Proof of Vaccination — Proof of Vaccination Fund	300	-	-	300	-

Omicron Variant Response	500	-	-	500	-

Total - Protecting Health and Safety	63,730	582	45,414	17,089	2,694
Of which:

Policy Actions in Budget 2021	59,385	582	45,414	12,744	1,547

Policy Actions Since Budget 2021	980	-	-	980	113

Policy Actions in EFU 2021	3,365	-	-	3,365	1,033

72    Annex 1

		Net Fiscal Impact (Accrual)

	Impact Value[1]	2019– 2020	2020– 2021	2021– 2022	Future Years[2]

Direct Support Measures

Canada Emergency Wage Subsidy	100,495	-	80,166	20,329	-

Budget 2021	110,545	-	84,590	25,955	-

Revised estimate	99,655	-	80,166	19,489	-

Difference	-10,890	-	-4,424	-6,466	-

Extension announced July 30, 2021	840	-	-	840	-

Canada Emergency Rent Subsidy and Lockdown Support	8,015	-	4,045	3,970	-

Budget 2021	8,405	-	4,065	4,340	-

Revised estimate	7,775	-	4,045	3,730	-

Difference	-630	-	-20	-610	-

Extension announced July 30, 2021	240	-	-	240	-

Canada Emergency Response Benefit	70,671	6,505	64,166	-	-

Budget 2021	73,056	6,505	66,551	-	-

Revised estimate	70,761	6,505	64,166	-	-

Difference	-2,385	-	-2,385	-	-

Enhancements to Employment Insurance	13,133	-	3,240	9,893	2,954

Budget 2021	13,046	-	3,240	9,806	2,905

Extension announced July 30, 2021	87	-	-	87	50

Canada Recovery Benefit	28,661	-	14,442	14,212	76

Budget 2021	26,794	-	14,462	12,332	69

Revised estimate	26,787	-	14,442	12,345	69

Difference	-7	-	-20	13	0

Extension announced July 30, 2021	1,875	-	-	1,868	7

Canada Recovery Sickness Benefit	1,383	-	419	864	115

Budget 2021	738	-	456	282	15

Revised estimate	759	-	419	340	15

Difference	21	-	-37	58	-

Extension announced July 30, 2021	86	-	-	85	1

Extension announced October 21, 2021[4]	538	-	-	439	99

Canada Recovery Caregiver Benefit	5,273	-	1,967	2,986	341

Budget 2021	3,546	-	1,953	1,593	22

Revised estimate	3,537	-	1,967	1,570	22

Difference	-9	-	14	-23	-

Extension announced July 30, 2021	218	-	-	217	1

Extension announced October 21, 2021[4]	1,517	-	-	1,199	318

Canada Emergency Business Account - Incentive	14,076	-	13,085	992	-

Budget 2021	13,822	-	12,618	1,205	-

Revised estimate	14,076	-	13,085	992	-

Difference	254	-	467	-213	-

Details of Economic and Fiscal Projections    73

		Net Fiscal Impact (Accrual)
	Impact Value[1]	2019– 2020	2020– 2021	2021– 2022	Future Years[2]
Other Direct Support Measures
(FES 2020)

Budget 2021	36,289	106	31,206	3,604	1,916

Revised estimate	33,234	106	28,151	3,604	1,916

Difference	-3,055	-	-3,055	-	-

Targeting Supports for Businesses Affected by the Pandemic[4,5]	3,185	-	-	3,010	175

Additional Human Health Resources[5]	80	-	-	80	-

Help for Students Affected by CERB Payments	68	-	-	68	-

Small Businesses Air Quality Improvement Tax Credit	15	-	-	15	226

Enhanced Support for Teachers	4	-	-	4	15

Omicron Variant Response	4,000	-	-	4,000	-

Total - Direct Support Measures	282,294	6,611	209,681	64,027	5,818
Of which:

Policy Actions in Budget 2021	286,242	6,611	219,141	59,117	4,926

Impact of re-estimated costs	-16,702	-	-9,460	-7,242	0

Policy Actions since Budget 2021[4]	8,667	-	-	8,065	651

Policy Actions in EFU 2021	4,087	-	-	4,087	241

Total-Protecting Health and Safety and Direct Support Measures	346,024	7,193	255,095	81,116	8,512

Tax and Customs Duty Payment Liquidity (in FES 2020)	85,050	56	2,938	15	-5

Business Credit Availability Program and Other Credit Liquidity Support	80,571	-	5,073	4,051	2,666
Of which:

Policy Actions in Budget 2021	81,889	-	5,989	4,453	2,592

Impact of re-estimated costs	-1,319	-	-916	-402	75

Total- COVID-19 Economic Response Plan	511,644	7,249	261,753	85,182	11,173
Of which:

Policy Actions in Budget 2021[6]	512,567	7,249	272,129	76,329	9,060

Impact of re-estimated costs	-18,021	-	-10,376	-7,644	85

Policy Actions since Budget 2021[4]	9,646	-	-	9,045	764

Policy Actions in EFU 2021	7,452	-	-	7,452	1,274

Note: Numbers may not add due to rounding.

[1]

The impact value reflects projected cash expenditures and liquidity support over the 2019-20 to 2021-22 period. Measures listed in footnote 4 also include projected expenditures in 2022-23 (totalling $592 million). The impact value is higher than the fiscal (budgetary) impact on an accrual basis, owing to cash-accrual accounting differences, and the fact that some of these measures relate to loans and tax deferrals, for which only provisions for potential losses, and forgone interest and penalties would affect the budgetary balance, respectively. Of note, these figures do not include all adjustments to spending profiles that may have occurred since they were announced, as a result of operational requirements (for instance, timing of actual payments, particularly for health expenditures).

[2]	2022-2023 to 2025-2026
[3]	Re-classified as a COVID-19 Economic Response Measure following Budget 2021.
[4]

Impact values of the Canada Recovery Sickness Benefit, Canada Recovery Caregiving Benefit and Targeting Supports for Businesses Affected by the Pandemic announced on October 21, 2021 include costs in 2022-2023 as these programs would be available until May 7, 2022 under proposed legislation.

[5]	Announced since Budget 2021.
[6]	Net fiscal impact, after amounts provisioned in the 2020 Economic and Fiscal Snapshot for Anticipated Decisions.

74    Annex 1

Annex 2

Update on the 2021-22 Debt Management Strategy

Introduction

The government released, as part of Budget 2021, the 2021-22 Debt Management Strategy, which set out the government’s objectives, strategy, and borrowing plans for its domestic debt program and the management of its official international reserves.

As first outlined in the July 2020 Economic and Fiscal Snapshot, the government issued long-term debt to finance the emergency support to Canadians and Canadian businesses through the COVID-19 pandemic.

The government announced, in Budget 2021, that it would consult with market participants to assess the market’s capacity to absorb long-term debt issuance, and would make any necessary adjustments to maintain stability in Canada’s financial markets.

In October 2021, the Department of Finance and the Bank of Canada held over 30 bilateral virtual meetings and received written comments from market participants. These consultations, which are an integral part of the debt management process, sought views on issues related to the design and operation of the Government of Canada’s domestic debt program. A detailed summary of the fall 2021 consultations can be found at: www.bankofcanada.ca/2021/12/summary-comments-fall-2021-debt-management-strategy-consultations

Adjustments to the 2021-22 Borrowing Plan

Consistent with the direction laid out in the 2021-22 Debt Management Strategy, this year’s strategy continues to maximize the financing of COVID-19-related debt through long-term issuance. This approach provides security by lowering debt rollover and providing more predictable public debt charges over the long-term. This will ensure that Canada’s debt is sustainable and will not weigh on future generations.

The fiscal outlook for 2021-22 has improved since Budget 2021, with a 2021-22 financial requirement that is projected to be $35 billion lower than the spring estimate.

Reflecting these lower financial requirements, the expected bond program issuance for 2021-22 has been reduced by $31 billion and treasury bills stock has been reduced by $28 billion from the levels outlined in the 2021-22 Debt Management Strategy. The updated projection for gross issuance of bonds and treasury bills is set out in Table A2.1.

Update on the 2021-22 Debt Management Strategy    75

Table A2.1

Projected Gross Issuance of Bonds and Bills for 2021-22

billions of dollars

	2020-21 Actual[1]	2021-22 Budget 2021		2021-22 Update		Change from Budget 2021
Treasury bills	219	226		198		-28
2-year	129	76		67		-9
3-year	57	36		29		-7
5-year	82	48		40		-8
10-year	74	84		79		-5
30-year	32	32		30		-2
Real Return Bonds (RRB)	1	1		1		0
Ultra-long	-	4		4		0
Green bonds	-	5	[2]	5	[2]	0
Total bonds	374	286		255		-31
Total gross issuance	593	512		453		-59

Sources: Bank of Canada; Department of Finance Canada calculations.

Note: Numbers may not add due to rounding

[1]	Includes a 5-year auction conducted in March 2021 with a settlement date in the 2021-22 fiscal year.
[2]	Target issuance, subject to market conditions.

The reductions to this year’s bond program relative to the Budget 2021 plan reflect lower-than-expected financial requirements. They have been implemented to support market well-functioning across all sectors, while still maintaining the government’s objective of maximizing the financing of COVID-19-related debt through long-term issuance, which remains at historically high issuance levels (Chart A2.1).

As a result of the adjustments, issuances with a maturity of 10 years or greater are now at a higher proportion of total bond issuances than what was initially planned in the 2021-22 Debt Management Strategy. Furthermore, as Table A2.2 shows, the level of bonds with a maturity of 10 years or greater will be higher in 2021-22 than 2020-21 in both relative and absolute terms.

It is expected that nearly half of the government’s bond issuance this year will be long-term bonds. This is a significant shift since 2019-20, when approximately 15 per cent of bonds issued had a maturity of 10 years or greater.

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Table A2.2

Gross Bond Issuances by Maturity

billions of dollars

	2020-21 Previous Year		2021-22 Budget 2021			2021-22 Update
	Issuance[1]	Share of Bond Issuance	Issuance		Share of Bond Issuance	Issuance		Share of Bond Issuance
Short (2, 3, 5-year sectors)	267	71%	160		56%	136		53%
Long (10-year+)	107	29%	121		42%	114		45%
Green bond	-	-	5	[2]	2%	5	[2]	2%
Gross Bond Issuance	374	100%	286		100%	255		100%

Sources: Bank of Canada; Department of Finance Canada calculations.

Note: Numbers may not add due to rounding

[1]	Includes a 5-year auction conducted in March 2021 with a settlement date in the 2021-22 fiscal year.
[2]	Target issuance, subject to market conditions.

Green Bonds

In the Fall Economic Statement 2020, the government announced its intention to issue the federal government’s first ever green bond to support its historic investments in climate action and environmental initiatives.

Significant progress has been made in preparation for Canada’s inaugural green bond issuance, including the establishment of an Interdepartmental Green Bond Committee to support the development of Canada’s green bond framework, the engagement of HSBC and TD Securities as structuring advisors, and the appointment of Sustainalytics to undertake a second-party opinion review process.

The government plans to publish its green bond framework in the final quarter of 2021-22. The inaugural green bond issuance will target $5 billion and is planned by the end of 2021-22, subject to market conditions. This will be Canada’s first green bond and the government intends for it to be a regular offering.

Update on the 2021-22 Debt Management Strategy    77

Annex 3

Tax Measures – Supplementary Information

Enhanced Support for Teachers

Under current rules, teachers and early childhood educators may claim a 15-per-cent refundable tax credit based on an amount of up to $1,000 in expenditures made in a taxation year for eligible supplies.

Eligible supplies must be purchased for use in a school or in a regulated child care facility for the purpose of teaching or facilitating students’ learning. Eligible supplies include the following durable goods: books; games and puzzles; containers (such as plastic boxes or banker boxes); and educational support software. Eligible supplies also include consumable goods, such as construction paper for activities, flashcards or activity centres.

For the cost of supplies to qualify for the credit, employers are required, at the request of the Minister of National Revenue, to certify that the supplies were purchased for the purpose of teaching or facilitating students’ learning. Individuals making claims are required to retain their receipts for verification purposes. The credit may not be claimed in respect of an amount that has already been claimed under any other provision of the Income Tax Act.

Electronic devices are not in general included in the list of prescribed durable goods for the purposes of the Eligible Educator School Supply Tax Credit, and while the Canada Revenue Agency has taken the position that an online classroom may be considered an extension of the physical school, this position would not generally apply outside the context of the COVID-19 pandemic.

The 2021 Fall Economic Statement proposes to make the tax credit more generous by increasing the rate of the refundable tax credit to 25 per cent. Additionally, this measure would clarify and broaden the rules regarding the locations where teaching supplies are permitted to be used by removing the requirement that teaching supplies must be used in a school or regulated child care facility to be eligible. This measure would also expand the list of eligible durable goods to include certain electronic devices.

The following items would be added to the list of prescribed durable goods:

•	calculators (including graphing calculators);

•	external data storage devices;

•	web cams, microphones and headphones;

•	wireless pointer devices;

•	electronic educational toys;

•	digital timers;

•	speakers;

•	video streaming devices;

•	multimedia projectors;

•	printers; and

•	laptop, desktop and tablet computers, provided that none of these items are made available to the eligible educator by their employer for use outside of the classroom.

At the request of the Minister of National Revenue, an eligible educator making a claim would be required to provide a certificate from their employer attesting to the eligible supplies, including the additional conditions with respect to laptop, desktop and tablet computers.

This measure would apply to the 2021 and subsequent taxation years.

Tax Measures – Supplementary Information    79

Small Businesses Air Quality Improvement Tax Credit

To encourage small businesses to invest in better ventilation and air filtration to improve indoor air quality, the Government proposes to introduce a temporary Small Businesses Air Quality Improvement Tax Credit. The refundable tax credit would be available to eligible entities in respect of qualifying expenditures attributable to air quality improvements in qualifying locations incurred between September 1, 2021 and December 31, 2022.

Tax Credit Rate and Limits

The tax credit would be refundable and have a credit rate of 25 per cent that would apply to an eligible entity’s qualifying expenditures. An eligible entity would be limited to a maximum of $10,000 in qualifying expenditures per qualifying location and a maximum of $50,000 across all qualifying locations. The limits on qualifying expenditures would need to be shared among affiliated businesses. Consistent with the general treatment of business tax credits, credit amounts would be included in the taxable income of the business in the taxation year the credit is claimed.

Eligible Entities

Eligible entities for a taxation year would include unincorporated sole proprietors and Canadian-controlled private corporations with taxable capital employed in Canada of less than $15 million in the taxation year immediately preceding the taxation year in which the qualifying expenditure is incurred. For this purpose, the taxable capital of associated corporations is also counted.

The credit would also be available where qualified expenses are incurred by a partnership. The credit could only be claimed by members of the partnership that are qualifying corporations or individuals (other than trusts), and would be based on their proportionate interest in the partnership. Special rules would apply to calculate a partner’s credit entitlement where a partnership interest is held indirectly through one or more partnerships.

Qualifying Expenditures

Qualifying expenditures would include expenses directly attributable to the purchase, installation, upgrade, or conversion of mechanical heating, ventilation and air conditioning (HVAC) systems, as well as the purchase of devices designed to filter air using high efficiency particulate air (HEPA) filters, the primary purpose of which is to increase outdoor air intake or to improve air cleaning or air filtration.

Expenses attributable to an HVAC system would only be considered qualifying expenditures if the system is:

•	designed to filter air at a rate in excess of a minimum efficiency reporting value (MERV) of 8; or

•

designed to filter air at a rate equal to MERV 8 and to achieve an outdoor air supply rate in excess of what is required for the space by relevant building codes. For a system that is upgraded or converted, prior to the improvement the system must have been designed to filter air at a rate equal to MERV 8.

Qualifying expenditures for an eligible entity would exclude an expense:

•	made or incurred under the terms of an agreement entered into before September 1, 2021;

•	related to recurring or routine repair and maintenance;

•	for financing costs in respect of a qualifying expenditure;

•	that is paid to a party with which the eligible entity does not deal at arm’s length;

•	that is salary or wages paid to an employee of the eligible entity; or

80    Annex 3

•

that can reasonably be expected to be paid or returned to the eligible entity, or to a person or partnership either not dealing at arm’s length with the eligible entity or at the direction of the eligible entity.

An expense that may be considered a qualifying expenditure would be reduced by the amount of any government assistance received by the eligible entity in respect of that expense.

Qualifying Locations

Qualifying locations would include properties used by an eligible entity primarily in the course of its ordinary commercial activities in Canada (including rental activities), excluding self-contained domestic establishments (i.e., a place of residence in which a person generally sleeps or eats).

Timing

The tax credit would be available in respect of qualifying expenditures incurred between September 1, 2021 and December 31, 2022.

The taxation year for which an eligible entity would claim the tax credit would depend on when the qualifying expenditure was incurred.

•	Qualifying expenditures incurred before January 1, 2022 would be claimed by an eligible entity for its first taxation year that ends on or after January 1, 2022.

•	Qualifying expenditures incurred on or after January 1, 2022 would be claimed by an eligible entity for the taxation year in which the expenditure was incurred.

Returning the Proceeds from the Price on Pollution Directly to Farmers

Under the federal carbon pollution pricing system, the government applies a price on pollution in jurisdictions that do not have their own system.

The Government of Canada does not keep any direct proceeds from pollution pricing. All direct fuel charge proceeds are returned to the province or territory of origin in the following way:

•	For those jurisdictions that have voluntarily adopted the federal system, direct proceeds are returned to the governments of those jurisdictions.

•

For those provinces that do not meet the federal stringency requirements (referred to as “backstop jurisdictions”)—currently, Ontario, Manitoba, Saskatchewan and Alberta— approximately 90 per cent of direct proceeds are returned to residents of those provinces through Climate Action Incentive payments. The other 10 per cent is used to support small businesses, Indigenous groups, and other organizations.

Recognizing that many farmers use natural gas and propane in their operations, and consistent with the Budget 2021 commitment, the government proposes to return fuel charge proceeds directly to farming businesses in backstop jurisdictions via a refundable tax credit, starting for the 2021-22 fuel charge year.

Eligible Farming Businesses

The return of fuel charge proceeds would be available to corporations, individuals and trusts that are actively engaged in either the management or day-to-day activities of earning income from farming (i.e., the raising of animals and harvesting of plants in a controlled environment) and incur total farming expenses of $25,000 or more, all or a portion of which are attributable to backstop jurisdictions. This would include where they carry on business through a partnership.

Tax Measures – Supplementary Information    81

Credit Determination

The credit amount in respect of an eligible farm business for an applicable fuel charge year would be equal to the eligible farming expenses attributable to backstop jurisdictions in the calendar year when the fuel charge year starts, multiplied by a payment rate, as specified by the Minister of Finance for the fuel charge year. Consistent with the general treatment of business tax credits, credit amounts would be included in the taxable income of the business in the taxation year the credit is claimed.

Where an eligible farming business is carried on through a partnership, the credit would be claimed by a corporation, individual or trust that is a partner in the partnership at the end of the partnership’s fiscal period. The partnership would calculate the total amount of eligible farming expenses and each partner would then calculate their credit entitlement based on their proportionate interest in the partnership. Special rules would apply to calculate a partner’s credit entitlement where a partnership interest is held indirectly through one or more partnerships.

Eligible Farming Expenses

For the purposes of calculating this tax credit, eligible farming expenses are amounts deducted in computing income from farming for tax purposes, excluding any deductions arising from mandatory and optional inventory adjustments and transactions with non-arm’s length parties.

Where taxation years do not align with the calendar year, eligible farming expenses would be allocated to each calendar year based on the number of days in each calendar year over the total days in the taxation year, and subjected to the applicable payment rate for the calendar year.

•

For example, if a corporation has a taxation year that starts on July 1, 2021 and ends on June 30, 2022, its eligible farming expenses would be prorated to both the 2021 and 2022 calendar years according to the proportion of days in each year.

To be eligible farming expenses, expenses must also be attributable to one or more backstop jurisdictions. For businesses operating in multiple jurisdictions, eligible farming expenses as described above would be apportioned by jurisdiction according to the following allocation rules.

•

For an individual, trust or partnership, eligible farming expenses must be allocated to each province or territory in the same proportions that income is allocated according to Part XXVI of the Income Tax Regulations.

•

For a corporation, eligible farming expenses must be allocated to each province or territory in the same proportions that taxable income is allocated according to Part IV of the Income Tax Regulations.

82    Annex 3

Payment Rates

The Minister of Finance has specified payment rates for eligible farming expenses that are incurred in the 2021 and 2022 calendar years, which correspond to returns of fuel charge proceeds from the 2021-22 and 2022-23 fuel charge years respectively. Businesses can claim these refundable tax credits through their tax returns that include the 2021 and 2022 calendar years.

Table A3.1

Payment Rates for Farmers, as Specified by the Minister of Finance

	2021	2022
Amount per $1,000 in eligible farming expenses	$1.47	$1.73

Underused Housing Tax

In Budget 2021, the Government announced its intention to implement a national, annual 1-per-cent tax on the value of non-resident, non-Canadian owned residential real estate in Canada that is considered to be vacant or underused (the “Underused Housing Tax”). A consultation was held, through the Department of Finance, from August 6 to September 17, 2021, and, where appropriate, feedback received from stakeholders has been taken into consideration as part of the final design of the proposed taxation framework.

As a result, in addition to exemptions described in the consultation paper, it is proposed that an owner’s interest in a residential property would be exempt from the Underused Housing Tax for a calendar year if a residence that is part of the residential property is, in respect of the calendar year, the primary place of residence of: (1) the owner; (2) the owner’s spouse or common-law partner; or (3) an individual that is the child of the owner or of the owner’s spouse or common-law partner, but only if the child is in Canada for the purposes of authorized study and the occupancy relates to that purpose.

Furthermore, the government plans to bring forward an exemption for vacation/recreational properties, which would apply to an owner’s interest in a residential property for a calendar year if the property: (1) is located in an area of Canada that is not an urban area within either a census metropolitan area or a census agglomeration having 30,000 or more residents; and (2) is personally used by the owner (or the owner’s spouse or common-law partner) for at least four weeks in the calendar year.

An owner eligible for either of the above exemptions would claim the exemption in the annual return that they would be required to file with the Canada Revenue Agency in respect of the residential property.

It is proposed that the Underused Housing Tax be effective for the 2022 calendar year.

The initial Underused Housing Tax returns, for the 2022 calendar year, would be required to be filed with the Canada Revenue Agency on or before April 30, 2023 and any tax payable would be required to be remitted on or before that date.

Tax Measures – Supplementary Information    83